Exhibit 99.1

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex,
San Ignacio Mine, Guanajuato STATE, Mexico

Prepared for:
Great Panther Mining Limited
1330 - 200 Granville Street
Vancouver, B.C., Canada, V6C 1S4

Prepared by:
Robert F. Brown, P. Eng., Qualified Person & Acting V.P. Exploration
Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date:
July 31, 2019

Report Date:
March 17, 2020

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Title Page

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico.

Authors:

•	Robert F. Brown, P. Eng., Qualified Person & Acting V.P. Exploration
•	Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date of the Report:

July 31, 2019

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Date & Signature Page

This NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico is submitted to Great Panther Mining Limited and is effective as of July 31, 2019.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Certificate of Qualified Person

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, am the author of this report “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated March 17, 2020, do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.
2.	I am presently contracted by Great Panther Mining Limited as Acting VP Exploration.
3.	I have been employed in my profession by various companies since graduation in 1975.
4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.
5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.
6.	I have visited the Guanajuato and San Ignacio Mines on numerous occasions since 2005, most recently from August 20th to 24th, 2019.
7.	I am the author responsible for sections 1-10, 13, and 15-27 of this report.
8.	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004, retired at year end 2016, and presently am a Qualified Person and consultant for Great Panther Mining Limited.
10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Certificate of Qualified Person

I, Mohammad Nourpour, 972 Berkley Rd., North Vancouver, B.C., Canada, am the author of this report “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated March 17, 2020, do hereby certify that;

1.	I am a graduate of the North Tehran University, Iran (1996) and hold a B. Sc. degree in Geology.
2.	I am presently employed by Great Panther Mining Limited.
3.	I have been employed in my profession by various companies since graduation in 1996.
4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 2019.
5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
6.	I have visited the Guanajuato and San Ignacio Mines on numerous occasions since 2012, most recently from August 20th to 24th, 2019.
7.	I am the author responsible for sections 11, 12, and 14 of this report.
8.	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101.
10.	I have read NI 43-101 and NI 43-101F1 and have prepared the sections of the technical report for which I am responsible in compliance with both that instrument and form.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

I, Robert F. Brown, P. Eng., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, and dated effective July 31, 2019 (the “Technical Report”)" by Great Panther Mining Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on March 9, 2020. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on March 17, 2020.

Association of Professional Engineers and Geoscientists of the Province of British Columbia

Qualified Person (QP) and Acting Vice President Exploration for Great Panther Mining Limited

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

I, Mohammad Nourpour, P. Geo., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, and dated effective July 31, 2019 (the “Technical Report”)" by Great Panther Mining Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on March 9, 2020. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on March 17, 2020.

Association of Professional Engineers and Geoscientists of the Province of British Columbia

Qualified Person (QP) and Resource Geologist for Great Panther Mining Limited

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Table of Contents

Title Page	ii
Date & Signature Page	iii
Certificate of Qualified Person	iv
Certificate of Qualified Person	v
Consent of Qualified Person	vi
Consent of Qualified Person	vii
Table of Contents	viii
Tables	xi
Figures	xii
Glossary	xiv
1.0	Summary	1
1.1	Project Description & Location	2
1.2	Geology & Mineralization	3
1.3	Exploration Status	4
1.4	Development & Operations Status	4
1.5	Mineral Processing & Recovery Methods	5
1.6	Mineral Resource Estimate	5
1.7	Permitting & Environmental Conditions	7
1.8	Conclusions	7
1.9	Recommendations	7
2.0	Introduction	8
2.1	Terms of Reference	8
2.2	Effective Date	8
2.3	Sources of Information	9
2.4	Qualified Persons & Current Personal Inspection	9
2.5	Language, Currency, & Measurement Standards	9
3.0	Reliance on Other Experts	10
3.1	Legal Status & Mineral Tenure	10
3.2	Environmental Matters	10
4.0	Property Description & Location	11
4.1	Description & Location	11
4.2	Mineral Tenure	11
4.3	Surface Rights	12
4.4	Agreements & Encumbrances	12
4.5	Mining Royalties & Taxes	12
4.6	Environmental Liabilities	12
4.7	Permitting	12
4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property	12
5.0	Accessibility, Climate, Local Resources, Infrastructure, & Physiography	17
5.1	Accessibility	17
5.2	Climate	17
5.3	Local Resources & Infrastructure	18
5.4	Physiography	18
6.0	History	19

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

6.1	Ownership & Development History	19
6.2	Exploration	19
6.3	Historical Mineral Resource & Reserve Statements	20
6.4	Production History	20
7.0	Geological Setting and Mineralization	22
7.1	Regional Geology	22
7.2	Local & Property Geology	23
7.3	Mineralization	26
7.3.1	Melladito Veins	28
7.3.2	Intermediate Veins	28
7.3.3	Nombre de Dios Veins	28
7.3.4	Purisima Veins	29
8.0	Deposit Type	30
9.0	Exploration	31
9.1	Summary of Non-Drilling Exploration Activity	31
10.0	Drilling	33
10.1	Drilling Summary	33
10.2	Drilling Procedures & Methodology	36
10.2.1	Drilling Methodology	36
10.2.2	Core Handling & Visual Logging	36
10.3	Drilling Results & Interpretation	37
10.4	Drilling Factors Impacting Accuracy & Reliability of Results	37
11.0	Sampling Methodology & Procedures	38
11.1	Drill Core Sampling	38
11.2	Channel Sampling Procedures	38
11.3	Sample Preparation, Analytical Methodology, & Procedures	38
11.3.1	Analytical Laboratory	38
11.3.2	Density Determination	39
11.4	Sample Security	39
11.5	Quality Assurance & Quality Control Methodology & Procedures	39
11.5.1	Blanks	40
11.5.2	Standards	41
11.5.3	Duplicates	45
11.5.4	Umpire Checks	46
11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control	47
12.0	Data Verification	48
12.1	Data Verification Procedures	48
12.2	Limitations of Data Verification	48
12.3	Qualified Person Statement on Data Verification	48
13.0	Mineral Processing and Metallurgical Testing	49
13.1	Guanajuato Mine	49
13.2	Metallurgical Test Work & Metal Recoveries Summary	49
14.0	Mineral Resource Estimates	50
14.1	Introduction	50
14.1.1	Definition of Mineral Resource Estimates	50
14.2	Geological Database	51
14.3	Geological Interpretation	51
14.3.1	Topography & Underground Workings	51
14.3.2	Geological Modelling Domains	51
14.3.3	Assay Composites & Descriptive Statistics	52

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

14.3.4	Outliers (High Grade Capping of Assay Composite)	53
14.4	Mineral Resource Estimation	55
14.4.1	Block Model Parameters	55
14.4.2	Grade Variography	56
14.4.3	Estimation Methodology (Grade Interpolation)	56
14.4.4	Core Recovery and RQD	57
14.4.5	Density	57
14.5	Mineral Resource Classification	58
14.5.1	Resource Categories	58
14.6	Block Model Validation	58
14.7	Cut-Off Grade	59
14.8	Statement of Mineral Resources	59
14.9	Comparison with Previous Mineral Resource Estimate	61
14.10	Reconciliation	61
15.0	Mineral Reserve Estimates	63
16.0	Mining Methods	64
16.1	Cut and Fill Mining Method	64
17.0	Recovery Methods	70
17.1	Ore Processing Description	70
17.1.1	Crushing & Grinding Circuits	70
17.1.2	Milling	71
17.1.3	Flotation Circuits	71
17.1.4	Thickening & Filtration	72
17.1.5	Production History	72
17.2	Metallurgical Tests Summary	72
18.0	Project Infrastructure	75
19.0	Market Studies & Contracts	76
19.1	Market Studies	76
19.2	Contracts	76
19.2.1	Guanajuato Mine	76
19.2.2	San Ignacio Mine	76
20.0	Environmental Studies, Permitting, & Social or Community Impact	77
20.1	Environmental Regulatory Framework in Mexico	77
20.2	Environmental Studies & Permits	78
20.2.1	Exploration	78
20.2.2	Mining & Mineral Processing	79
20.2.3	Mine Closure	80
20.3	Social & Community Factors	80
21.0	Capital and Operating Costs	81
22.0	Economic Analysis	82
23.0	Adjacent Properties	83
24.0	Other Relevant Data and Information	84
25.0	Interpretation and Conclusions	85
26.0	Recommendations	87
27.0	References	88
27.1	Other Relevant Documents	90

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Tables
Table 1.1:	Total Great Panther drilling, San Ignacio	4
Table 1.2:	Summary of Mineral Resource Estimate 2019	6
Table 4.1:	Claims that comprise the Great Panther holdings at the Guanajuato Mine Complex	12
Table 6.1:	Summary of Great Panther drilling activity, San Ignacio	19
Table 6.2:	Historical Mineral Resources & Reserve Estimates, San Ignacio Mine	20
Table 6.3:	Production figures, Guanajuato Mine Complex	20
Table 6.4:	Production figures, San Ignacio Mine	21
Table 10.1:	Drilling per year	36
Table 11.1:	Blanks outside QA/QC accepted parameters, U/G sampling	40
Table 11.2:	Blanks outside QA/QC accepted parameters, DDH sampling	40
Table 11.3:	Expected values for the GMC standards used for QA/QC	41
Table 11.4:	U/G standard sample results outside three standard deviations	42
Table 11.5:	DDH standard sample results outside three standard deviations	42
Table 14.1:	Vein orientation	52
Table 14.2:	Descriptive statistics of Ag grade grouped by domain	52
Table 14.3:	Descriptive statistics of Au grade grouped by domain	53
Table 14.4:	Capping levels for Ag and Au grouped by domain	54
Table 14.5:	Descriptive statistics of composited Ag grade by domain	54
Table 14.6:	Descriptive statistics of composited Au grade by domain	55
Table 14.7:	Size and extent of block models	56
Table 14.8:	Summary of variography by vein & variable	56
Table 14.9:	Recovery and RQD by area	57
Table 14.10:	Bulk density grouped by vein	58
Table 14.11:	Comparing block grade vs composited DDH samples	58
Table 14.12:	Comparing block grade vs composited U/G samples	59
Table 14.13:	Mineral Resource Estimate 2019	60
Table 14.14:	Comparison of 2017 to 2019 Mineral Resources	61
Table 14.15:	Reconciliation of block model to production	61
Table 16.1:	GMC production as of July 31, 2019	64
Table 17.1:	GMC production as of July 31, 2019	72
Table 17.2:	2015 metallurgical test summary	72
Table 20.1:	Summary of permits in place for the GMC	79
Table 20.2:	Monitoring activities in place at the GMC	80
Table 26.1:	Estimated 2020 budget breakdown	87

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figures

Figure 1.1:	Operational mines in Mexico	2
Figure 1.2:	Guanajuato area regional geology	3
Figure 4.1:	Operational mines in Mexico	11
Figure 4.2:	GMC regional mineral claim groups	14
Figure 4.3:	San Ignacio Mine mineral claims	15
Figure 4.4:	Surface rights and infrastructure, Guanajuato Mine and San Ignacio Mine	16
Figure 5.1:	Regional access for the GMC	17
Figure 5.2:	Historical Guanajuato city climate data	18
Figure 7.1:	Guanajuato Area regional geology	23
Figure 7.2:	Local geology, San Ignacio Mine	25
Figure 7.3:	3D model of mineralization and underground workings	26
Figure 7.4:	Mine access and Melladito, Intermediate & Nombre de Dios veins, cross section 450N	27
Figure 7.5:	Nombre de Dios 2N vein, cross section 1000N	27
Figure 7.6:	Purisima & Melladito South veins, cross section 400S	28
Figure 9.1:	Exploration surface and short adit sampling activity	32
Figure 10.1:	Drilling activity, plan view	34
Figure 10.2:	Drilling activity, longitudinal view	35
Figure 11.1:	Ag analysis of blank material in U/G sample batches	40
Figure 11.2:	Au analysis of blank material in U/G sample batches	40
Figure 11.3:	Ag analysis of blank material in DDH sample batches	41
Figure 11.4:	Au analysis of blank material in DDH samples batches	41
Figure 11.5:	Ag analysis of GTS09 standard results in U/G sample batches	43
Figure 11.6:	Au analysis of GTS09 standard results in U/G sample batches	43
Figure 11.7:	Ag analysis of GTS10 standard results in U/G sample batches	43
Figure 11.8:	Au analysis of GTS10 standard results in U/G sample batches	43
Figure 11.9:	Ag analysis of GTS11 standard results in U/G sample batches	43
Figure 11.10:	Au analysis of GTS11 standard results in U/G sample batches	43
Figure 11.11:	Ag analysis of GTS12 standard results in U/G sample batches	44
Figure 11.12:	Au analysis of GTS12 standard results in U/G sample batches	44
Figure 11.13:	Ag analysis of GTS07 standard results in DDH sample batches	44
Figure 11.14:	Au analysis of GTS07 standard results in DDH sample batches	44
Figure 11.15:	Ag analysis of GTS10 standard results in DDH sample batches	44
Figure 11.16:	Au analysis of GTS10 standard results in DDH sample batches	44
Figure 11.17:	Ag analysis of GTS11 standard results in DDH sample batches	45
Figure 11.18:	Au analysis of GTS11 standard results in DDH sample batches	45
Figure 11.19:	Ag analysis of GTS12 standard results in DDH sample batches	45
Figure 11.20:	Au analysis of GTS12 standard results in DDH sample batches	45
Figure 11.21:	Ag analysis of duplicate-original pair results in U/G sample batches	46
Figure 11.22:	Au analysis of duplicate-original pair results in U/G sample batches	46
Figure 11.23:	Ag analysis of duplicate-original pair results in DDH sample batches	46
Figure 11.24:	Au analysis of duplicate-original pair results in DDH sample batches	46
Figure 11.25:	Ag lab result sample correlation, DDH sampling	47
Figure 11.26:	Au lab result sample correlation, DDH sampling	47
Figure 14.1:	Histogram of channel sample length	53
Figure 14.2:	Histogram of drill hole sample length	53
Figure 16.1:	Mine development along Melladito, Intermediate & Nombre de Dios structures, cross section 450N	66
Figure 16.2:	Mine development along Nombre de Dios 2N structure, cross section 1000N	66

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 16.3:	Mine development along Purisima & Melladito South structures, cross section 400S	67
Figure 16.4:	Mine development and veins along 2275masl, northern plan view	68
Figure 16.5:	Mine development and veins along 2175masl, southern plan view	69
Figure 17.1:	Metallurgical plant process flow sheet	70

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Glossary

Abbreviation	Description	Abbreviation	Description

%	Percent	km2	Square Kilometer
°	Degrees (Azimuth or Dip)	kt	Kilotonnes
°C	Degrees Celsius	lb	Pound
3D	Three Dimensional	m	Meter
Ag	Silver	Ma	Million years ago
Ag eq	Silver Equivalent	masl	Meters Above Sea Level
APGO	Association of Professional	m2	Square meter
	Geoscientists of Ontario	m3	Cubed meter
AAS	Atomic Absorption Spectography	mm	Millimeter
As	Arsenic	m/s	Meters per Second
AsPy	Arsenopyrite	MFW	MFW Geoscience Inc
Au	Gold	MMR	Minera Mexicana El Rosario, S.A. de C.V.
Au eq	Gold Equivalent	Mt	Million Tonnes
BQ	36.5 mm diameter drill core	MVS	Minera Villa Seca S.A. de C.V.
cm	Centimeter	NI 43-101	National Instrument 43-101
C&M	Care and Maintenance	NI 43-101CP	National Instrument 43-101 Companion Policy
CIM	Canadian Institute of Mining Metallurgy and Petroleum	NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
CIMDS	Canadian Institute of Mining Metallurgy and Petroleum Definitions Standards	NQ	47.6 mm diameter drill core
CRM’s	Certified Reference Material Standards	NSR	Net Smelter Return
CV	Coefficient of variation	oz	Ounce
DEM	Digital Elevation Models	P. Geo.	Professional Geologist
DSM	Digital Surface Model	Py	Pyrite
EIA	Environmental Impact Assessment	QA/QC	Quality Assurance/Quality Control
et al.	and Others	Qtz	Quartz
ft	Foot	ROM	Run of mine
g/cm3	Grams per Cubic Centimeter	RQD	Rock Quality Designation
g/t	Grams per Tonne	SG	Specific Gravity
GPS	Global Positioning System	Std Dev	Standard Deviation
Great Panther	Great Panther Mining Limited	t	Tonnes
GMC	Guanajuato Mine Complex	t/m3	Tonnes per cubic meter
Ha	Hectares	tpd	Tonnes per day
HQ	63.5 mm diameter drill core	tpm	Tonnes per month
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis	.tif	Raster file format
ID2	Inverse Distance Squared	TR	Technical Report
ID3	Inverse Distance Cubed	U/G	Underground
INEGI	Instituto Nacional de Estadistica y Geografia	US$	USA Dollar
IP	Induced Polarization Survey	UTM	Universal Transverse Mercator
km	Kilometer	wt.%	Weight Percent
		WGS84	World Geodetic System 1984

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

1.0	Summary

This Item is a brief summary of important information in the Technical Report (TR), including property description and ownership, geology and mineralization, the status of exploration, project development, mineral resource estimates, and the qualified person’s conclusions and recommendations.

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the San Ignacio Mine, Guanajuato Mine Complex (GMC) are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Technical Report. For this reason, readers should read this Item 1.0 solely in the context of the full Report, and after reading all other Items of this Report.

The purpose of this Technical Report “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico” is to support Great Panther Mining Limited’s (Great Panther or the Company) public disclosure related to the GMC’s San Ignacio Mine mineral resource estimate. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as Great Panther is a producing issuer as defined in NI 43-101, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR).

The GMC also contains the Guanajuato Mine, which is presently on a care and maintenance (C&M) basis since the end of December 2018. Exploration is on-going at the Guanajuato Mine, and it will be the focus of a later report. A common crushing and ore processing plant for San Ignacio Mine and Guanajuato Mine material is located at the Guanajuato Mine.

Robert F. Brown, P. Eng., Acting Vice President of Exploration and Mohammad Nourpour, P. Geo., Resource Geologist for Great Panther supervised the preparation of this mineral resource estimate and this NI 43-101 TR for the GMC, San Ignacio Mine. The GMC is in the state of Guanajuato, Mexico and comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, the El Horcon and Santa Rosa properties, and the associated infrastructure.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE American, engaged in the exploration, development, and production of mineral properties. It is primarily a gold (Au) -silver (Ag) producing company with operating mines in Brazil, including the Tucano Mine; and Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia silver (Ag), gold (Au), lead (Pb) and zinc (Zn) mine located in the state of Durango. In addition, on June 30, 2017, Great Panther acquired the Coricancha Mine Complex (CMC) a precious metal rich polymetallic mine and mill complex located 90 km east of Lima Peru. In October 2019, an ore processing campaign commenced to mill approximately 28,000 tonnes of old ore stockpiles that were determined to be economically viable. This milling campaign is expected to be completed in the first quarter of 2020, after which time, the mine will return to care and maintenance while the Company conducts additional engineering and operational planning to further optimize and de-risk the project. The Company also has mineral property interests in the exploration stage: El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in north-western Ontario, Canada.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Total second quarter 2019 metal production from Great Panther’s three mines was 349,688 oz Ag, 33,461 oz Au, 453 tonnes Pb, and 575 tonnes Zn, from 782,568 tonnes production for 39,922 Au eq oz (Great Panther news release July 10, 2019).

This TR was prepared by the Qualified Person in accordance with the following documents published by the Canadian securities’ regulatory authorities:

•	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
•	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
•	Form NI 43-101F1: TR (effective date June 30, 2011).
•	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).
•	CIM Definitions Standards (May 2014).
1.1	Project Description & Location

The GMC properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 360 km northwest of Mexico City (Figure 1.1). The GMC claims total 6,112ha.

Figure 1.1: Operational mines in Mexico

N
United States
Sierra Madre Occidental
Hermosillo
Chihuahua
Gulf of California
Torreon
Monterrey
Culiacan
Durango
Topia Mine
Guanajuato Mine Complex
Gulf of Mexico
Cancun
Pacific Ocean
Guadalajara
MEXICO CITY
500 km
30ºN
25ºN
20ºN
15ºN
115ºW
110ºW
105ºW
100ºW
95ºW
90ºW
BELIZE
GUATEMALA
HONDURAS
GREAT PANTHER MINING LTD.
Mexico Country Operations
Durango, Jalisco & Guanajuato States, Mexico
Operational Mines
Date July 2019
Scale as shown
Datum
Figure 1.1

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

This report is an updated Mineral Resource Estimate (“MRE”) building on former MRE’s for the GMC (Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015), and San Ignacio Mine (Waldegger & Brown, 2014; Waldegger, 2012; Smith, 2011).

Presently, the mill at the Guanajuato Mine processes mined mineralization from the San Ignacio Mine. The Guanajuato Mine has been on Care and Maintenance since December 31, 2018. The mill is currently operating at a rate of approximately 872 tonnes per operating day (albeit only four days a week), while mining is operating at 522 tonnes per operating day (January 1, 2019 to July 31, 2019). It has been processing material from the Guanajuato Mine since 2006 and, has been processing material from the San Ignacio Mine since late November 2013. Blending of the Guanajuato & San Ignacio material began in July 2016 and the processing (milling) of the blended ore continued to December 2018 when the Guanajuato Mine was placed on C&M. This TR documents the results of new exploration and mineral resource development at the San Ignacio Mine.

1.2	Geology & Mineralization

A map of the regional geology is presented in Figure 1.2.

Figure 1.2: Guanajuato area regional geology

255,000mE
260,000mE
265,000mE
270,000mE
275,000mE
2,335,000mN
2,330,000mN
2,325,000mN
N
Santa Rosa Project
LA LUZ SYSTEM
VETA MADRE
SIERRA SYSTEM
SAN IGNACIO
San Ignacio
Guanajuato
CATA
RAYAS
2
0
2 km
LEGEND
Operating Mine Access
Shaft
Mineral Claims Boundary
Water Body
Geology
Normal Fault
Inversed Fault
Vein
QUATERNARY
Alluvium
Alluvium
Basalt
TERTIARY
Conglomerate Polygenic
Andeite
Pyroclastic Rhyolitic
Rhyolite
Tuff Rhyolitic
Tuff Rhyolitic-Breccia Volcanic Riolitica
Tuff Rhyolitic-Rhyolite
Sandstone-Conglomerate Polygenic
CRETACEOUS - JURASSIC
Basalt
Metasedimentary - Metavolcanic
Basalt
Meta Limestone
Meta Volcano-Sedimentary
INTRUSIVE IGNEOUS
Granite
Porphyry Rhyolite
Tonalita
Diorite
Diorite
Diorite-Tonalita
Tonalita
Tonalita
Gabbro
GREAT PANTHER MINING LTD.
Guanajuato Area Properties
Guanajuato State, Mexico
Regional Geology Map
July 2019
as shown
WGS84-Z14N
1.2

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

The San Ignacio property is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mineralization on the property including the San Ignacio Mine consists of epithermal silver-gold veins. Average silver grades of the eleven veins range from 58g/t to 237g/t and the average gold grades from 1.65g/t to 3.84g/t.

1.3	Exploration Status

Great Panther has completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings pre-2016. Exploration at San Ignacio Mine since September 2017 has been by surface and underground drilling.

Great Panther has completed 437 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole into the database was completed before August 31, 2019. Of these holes, 278 holes were drilled from surface and 159 from underground with drill holes typically oriented to intersect the mineralized veins at a high angle. A total of 151 additional drill holes have been completed at San Ignacio since the previous Mineral Resource estimate (Wunder, 2018). Table 1.1 summarizes the previous drilling completed by Great Panther at the San Ignacio.

Table 1.1: Total Great Panther drilling, San Ignacio

Year	Drill Hole Count			Total Meters(m)
	Surface	Underground	Total
2010	5	0	5	2,294.0
2011	56	0	56	16,878.5
2012	43	0	43	9,556.3
2013	13	0	13	1,143.7
2014	25	2	27	3,832.2
2015	16	18	34	4,739.4
2016	17	26	43	9,029.7
2017	56	46	102	22,165.0
2018	20	33	53	11,722.4
2019[1]	27	34	61	9,149.2
Total	278	159	437	90,510.1
1.	As of July 31, 2019
1.4	Development & Operations Status

In late November 2013, Great Panther commenced ramping and developing along the Intermediate and Melladito veins. New surface facilities, including roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities, have been built as part of the San Ignacio Mine infrastructure.

Currently, the major facilities associated with the San Ignacio Mine are:

•	An operating underground mine producing approximately at a rate of 669 tonnes per operating day from September 1, 2017 to July 31, 2019 but has reduced to 522 tonnes per operating day (January 1, 2019 to July 31, 2019).
•	Underground workings along a 1,000-metre-long trend on eight veins including one old shaft and adit used for ventilation, levels, and one main access ramp

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

1.5	Mineral Processing & Recovery Methods

The GMC mineral processing plant processes approximately 872 tonnes per operating day (mill operating days in 2019 dropped appreciably). The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product.

Processing and recoveries are discussed in Item 17 of this TR.

1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Person in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2018 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

For estimating the Mineral Resources for the Great Panther GMC, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“...a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the San Ignacio Mine is presented in Table 1.2. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource estimate presented below is considered current and has an effective date of July 31, 2019. It was completed by Great Panther under supervision of the Qualified Persons.

It is the Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Item 14.0 of this TR.

The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 386,417 tonnes above a US$100 NSR cut-off, at an average grade of 159g/t silver and 3.03g/t gold, for a total of 4,980,737 equivalent silver ounces (“Ag eq oz”).  This includes Measured Mineral Resources of 314,863 tonnes at an average grade of 156g/t silver and 3.06g/t gold, for a total of 4,053,537 Ag eq oz and Indicated Mineral Resources of 71,554 tonnes at an average grade of 173g/t silver and 2.87g/t gold, for a total of 927,201 Ag eq oz. In addition, estimated Inferred Mineral Resources are 501,870 tonnes at an average grade of 149g/t silver and 2.69g/t gold, for 5,877,391 Ag eq oz. Table 1.2 summarizes the Mineral Resource Estimates for the San Ignacio Mine, with an effective date of July 31, 2019.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Table 1.2: Summary of Mineral Resource Estimate 2019

Domain	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED
Nombre de Dios 2N	36,516	192	225,080	3.14	3,683	443	519,713
Nombre de Dios 1.5	16,004	191	98,473	2.20	1,130	367	188,880
Nombre de Dios 2S	32,341	221	229,655	2.49	2,594	420	437,135
Nombre de Dios	39,311	170	214,687	2.59	3,274	377	476,573
Melladito	79,526	106	270,771	3.46	8,848	383	978,582
Melladito BO	37,437	104	124,950	3.61	4,346	393	472,596
Intermediate	51,135	153	251,274	3.01	4,954	394	647,619
Intermediate 2	22,593	220	159,958	2.97	2,156	458	332,438
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Measured	314,863	156	1,574,848	3.06	30,984	400	4,053,537
INDICATED
Nombre de Dios 2N	15,265	237	116,267	3.37	1,653	506	248,500
Nombre de Dios 1.5	1,640	181	9,545	1.65	87	313	16,489
Nombre de Dios 2S	12,937	217	90,426	2.57	1,069	423	175,984
Nombre de Dios	5,396	128	22,140	2.05	355	291	50,537
Melladito	12,218	78	30,722	3.60	1,416	367	144,006
Melladito BO	2,957	103	9,819	3.41	324	376	35,724
Intermediate	11,007	149	52,712	2.55	901	353	124,805
Intermediate 2	10,136	204	66,542	2.48	808	403	131,154
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Indicated	71,554	173	398,172	2.87	6,613	403	927,201
MEASURED & INDICATED
Nombre de Dios 2N	51,781	205	341,348	3.21	5,336	461	768,213
Nombre de Dios 1.5	17,644	190	108,018	2.15	1,217	362	205,369
Nombre de Dios 2S	45,278	220	320,081	2.52	3,663	421	613,120
Nombre de Dios	44,707	165	236,827	2.52	3,629	367	527,111
Melladito	91,743	102	301,492	3.48	10,264	381	1,122,588
Melladito BO	40,394	104	134,769	3.60	4,669	391	508,320
Intermediate	62,141	152	303,986	2.93	5,855	387	772,424
Intermediate 2	32,729	215	226,500	2.82	2,964	441	463,593
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Meas. & Ind.	386,417	159	1,973,021	3.03	37,596	401	4,980,737
INFERRED
Nombre de Dios 2N	74,315	175	418,791	2.22	5,315	353	844,023
Nombre de Dios 1.5	4,202	125	16,901	2.43	328	319	43,132
Nombre de Dios 2S	21,166	174	118,729	2.81	1,909	399	271,472
Nombre de Dios	9,909	138	44,012	2.52	804	340	108,297
Melladito	15,783	58	29,639	3.10	1,571	306	155,343
Melladito BO	1,507	108	5,217	3.84	186	415	20,103
Intermediate	6,635	142	30,316	2.69	573	357	76,187
Intermediate 2	10,668	155	53,232	2.46	845	352	120,847
Melladito South	187,424	101	605,907	3.12	18,809	350	2,110,615
Purisima BO	59,523	157	300,775	3.20	6,124	413	790,694
Purisima	110,738	220	781,966	1.95	6,934	375	1,336,678
Total Inferred	501,870	149	2,405,484	2.69	43,398	364	5,877,391

Notes:

1.	Vein bulk density of 2.64 tonnes / m3
2.	Measured, Indicated, and Inferred Mineral Resources are reported at a full cost cut-off Net Smelter Return (NSR) of US$100/tonne.
3.	Totals may not agree due to rounding.
4.	Grades in metric units; and contained silver and gold in troy ounces.
5.	A minimum mining width of 0.50 meters was used.
6.	Mineral Resources are estimated using metal prices of US$15.80/oz Ag and US$1,290/oz Au (based on 3 year back averages); and metallurgical recoveries of 88% for Ag, 87% for Au.
7.	2019 Mineral Resource Ag Eq oz were calculated using 80:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2019.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

1.7	Permitting & Environmental Conditions

The permitting and environmental framework requirements are outlined in Item 20.0 of this TR which includes a complete list of permits and monitoring processes for GMC.

1.8	Conclusions

An updated Mineral Resource estimate has been prepared by Great Panther under the supervision of the Company’s Qualified Person for the GMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in three dimensions (3D) including all the information available. Inverse Distance cubed (ID3) estimation technique was used for each of the veins.

•	The Qualified Person considers the GMC San Ignacio Mine Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” Mineral Resources must not be converted into Mineral Reserves until demonstrated as having economic viability. The La Luz area structures consist of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Melladito South, Purisima, and Purisima BO. Mineralization is contained within tabular veins, vein stockwork, and breccias. The eleven veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip.
•	The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 386,417 tonnes above a US$100 NSR cut-off (full cost), at an average grade of 159g/t silver and 3.03g/t gold, for a total of 4,980,737 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 314,863 tonnes at an average grade of 156g/t silver and 3.06g/t gold, for a total of 4,053,537 Ag eq oz and Indicated Mineral Resources of 71,554 tonnes at an average grade of 173g/t silver and 2.87g/t gold, for a total of 927,201 Ag eq oz. In addition, estimated Inferred Mineral Resources are 501,870 tonnes at an average grade of 149g/t silver and 2.69g/t gold, for 5,877,391 Ag eq oz.
•	For Measured and Indicated Resources, there is a 56% decrease in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 6% increase in contained Ag eq oz from the previous year's estimate. This decrease in resources is due to mine depletion, narrowing the width of the wireframes to better match with actual vein widths, and switching to a higher NSR cut-off. Extensive infill and expansion drilling allowed for a slight increase in Inferred Resources with the addition of the Melladito South, Purisima, and Purisima BO veins.
1.9	Recommendations

The 2019-2020 budget for San Ignacio Mine the GMC includes surface and underground drilling for the San Ignacio Mine, and underground drilling for the Guanajuato Mine. The 2019 budget is estimated at US$754,000 and includes 6,000 metres of drilling.

Recommendations are that Great Panther continues mining operations at the San Ignacio Mine. For 2019-2020 recommendations also include a concerted effort focused on up-grading mineral resource classification on the Melladito South, Purisima, Purisima BO, and Nombre de Dios North veins is essential and as such an underground drill program of 3,500 meters is recommended. Surface drilling for 2020 is budgeted at 2,500 meters and will focus on detailing areas south of present mining along the Melladito and Purisima vein structures in the San Pedro and Mexiamora areas.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

2.0	Introduction
2.1	Terms of Reference

This technical report (TR) was completed by Great Panther Mining Limited and provides an update of the mineral resource estimates for the Guanajuato Mine Complex (GMC) San Ignacio Mine. The GMC is in Guanajuato State, Mexico and comprises the Guanajuato Mine, and San Ignacio Mine, the Cata processing plant, and the associated infrastructure. Presently, production from the San Ignacio Mine is processed at the metallurgical plant located at the Guanajuato Mine. The Guanajuato Mine has been on care and maintenance (C&M) since December 31, 2018.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE American and is engaged in the exploration, development, and production of mineral properties. It is primarily a gold (Au) and silver (Ag) producing company with operating mines in Brazil, including the Tucano Mine; and Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia silver (Ag), gold (Au), lead (Pb) and zinc (Zn) mine located in the state of Durango. In addition, on June 30, 2017, Great Panther acquired the Coricancha Mine Complex (CMC) a precious metal rich polymetallic mine and mill complex located 90 km east of Lima Peru. In October 2019, an ore processing campaign commenced to mill approximately 28,000 tonnes of old ore stockpiles that were determined to be economically viable. This milling campaign is expected to be completed in the first quarter of 2020, after which time, the mine will return to C&M while the Company conducts additional engineering and operational planning to further optimize and de-risk the project. The Company also has mineral property interests in the exploration stage: El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in north-western Ontario, Canada.

In accordance with the definitions set out in NI 43-101, Great Panther became a producing issuer as of mid-March 2011 and is therefore able to complete all subsequent mineral resource estimates internally. The new mineral resource estimates in this report are from the San Ignacio Mine and supersede those for the San Ignacio Mine (Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015).

This TR was prepared by Robert F. Brown, P. Eng., Acting VP Exploration and Mohammad Nourpour, P. Geo., Resource Geologist both Qualified Persons for Great Panther in accordance with the following documents published by the Canadian securities’ regulatory authorities:

•	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
•	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
•	Form NI 43-101F1: TR (effective date June 30, 2011).
•	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).
•	CIM Definitions Standards (May 2014).
2.2	Effective Date

The effective date of this TR, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex San Ignacio Mine, Guanajuato State, Mexico.” is July 31, 2019. The signature and submission date of the TR is March 17, 2020. There were no material changes to the scientific and technical information on the GMC between the effective date and the signature date of the TR.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

2.3	Sources of Information

The primary source of information used in the preparation of this Mineral Resource estimate and TR are the data, observations and analytical results collected by Great Panther and their consultants related to surface exploration drilling, underground drilling and surface/underground sampling and analytical results as of the effective date of this TR.

2.4	Qualified Persons & Current Personal Inspection

The Qualified Person responsible for the preparation of the report is Mr. Robert F. Brown, P. Eng., Acting VP Exploration, and Mr. Mohammad Nourpour, P. Geo., Resource Geologist, both Q.P.’s for Great Panther.

Geological data review, interpretation, geological modelling, Mineral Resource estimation, Mineral Resource classification, and all other related activities completed in the preparation of this Report were performed under the supervision of the Great Panther Qualified Person’s.

Mr. Brown has travelled to the GMC on numerous occasions and most recently from August 20-24, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. Mr. Nourpour travelled to the GMC from August 20-24, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. During the site visit the Qualified Persons reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility as well as verifying the locations of drill holes and reviewing the project property geology and access.

2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units’ meters (m) or kilometers (km), using the Universal Transverse Mercator (UTM) projection (Zone 14N), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as meters above sea level (masl). Block Models and wire frames are created in local grid coordinates.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

3.0	Reliance on Other Experts

For certain Items in this TR the Qualified Person relied on a report, opinion, or statement of another expert who is not a Qualified Person, or internal information, concerning legal, political, environmental, or tax matters relevant to the TR, or concerning the pricing of commodities for which pricing is not publicly available. In each case, the Qualified Person disclaims responsibility for such information to the extent of his/her reliance on such reports, opinions, or statements.

This TR has been compiled in-house by Great Panther personnel, under the supervision of Robert F. Brown, P. Eng., Acting V.P. Exploration and Mohammad Nourpour, P. Geo., both Qualified Persons for the Company. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing this TR and assumptions, conditions, and qualifications as set forth in this report.

The author’s, while taking full responsibility for the content of this TR, recognizes the efforts of Jorge Chavez (senior geologist at San Ignacio Mine), Jose Salvador de la Tejera (Exploration Manager, Mexico for Great Panther), Brian Peer (V.P. Operations Mexico & Peru), Ricardo Ivan Smith (Optimization Superintendent, MMR), and staff at the mines.

3.1	Legal Status & Mineral Tenure

For this report, the author has reviewed property title records or mineral rights for the Guanajuato Mine Complex properties and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Mining Limited).

3.2	Environmental Matters

Mr. Robert F. Brown and Mr. Mohammad Nourpour, the Qualified Persons, have fully relied upon the work of another expert who is not a qualified person concerning the environmental, socioeconomic and permitting matters relevant to this TR. Mr. Brown and Mr. Nourpour have relied upon the environmental, socioeconomic and permitting studies, including opinions and statements, as prepared by Ms. Perla Illiana Ocampo Diaz.

Ms. Diaz is the Director of Health, Safety and Environment for Great Panther at GMC. Ms. Diaz is not a Qualified Person as per NI 43-101CP and Form 43-101F1. Environmental matters have been summarized from various audits and reviews, and opinions provided by Ms. Diaz to the effective date of this TR.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

4.0	Property Description & Location
4.1	Description & Location

The Guanajuato Mine Complex properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 360 km northwest of Mexico City (see Figure 4.1).

Figure 4.1: Operational mines in Mexico

United States
Sierra Madre Occidental
Hermosillo
Chihuahua
Gulf of California
Torreon
Monterrey
Culiacan
Durango
Topia Mine
Guanajuato Mine Complex
Gulf of Mexico
Pacific Ocean
Guadalajara
MEXICO CITY
Cancun
BELIZE
GUATEMALA
HONDURAS
30°N
25°N
20°N
15°N
115°W
110°W
105°W
100°W
95°W
90°W
N
500 km
GREAT PANTHER MINING LTD.
Mexico Country Operations
Durango, Jalisco & Guanajuato States, Mexico
Operational Mines
Date July 2019
Scale as shown
Datum
Figure 4.1

4.2	Mineral Tenure

The GMC consist of 48 contiguous and non-contiguous claims that cover approximately 6,112 ha in area (see Table 4.1). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). Great Panther holds a 100% interest in the properties through its wholly owned Mexican subsidiary, MMR.

For display and description purposes the claims have been subdivided into the Guanajuato Mine, San Ignacio Mine, El Horcon Project and Santa Rosa Project areas as illustrated on Figure 4.2 and as listed in Table 4.1. Updates for the Guanajuato Mine, El Horcon Project and Santa Rosa Project are not included in this TR.

The claims that comprise the Great Panther holdings at San Ignacio Mine are presented in Figure 4.3. Claim boundaries have been legally surveyed.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

4.3	Surface Rights

The GMC tailings disposal area and the San Ignacio waste rock dump are contained within the property boundaries in areas where Great Panther holds surface rights (Figure 4.4).

Surface rights owned by Great Panther are limited to blocks of ground around the San Ignacio shaft and over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

Surface rights for the GMC Guanajuato Mine and San Ignacio Mine are presented in Figure 4.4.

4.4	Agreements & Encumbrances

The major Agreements and Contracts are listed in Item 19.2 of this TR. There are no encumbrances related to the GMC as of the effective date of this TR.

4.5	Mining Royalties & Taxes

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

MMR pays 0.5% of the silver and gold sales related to the GMC to the Minister of the Economy (Secretaria de Economia).

4.6	Environmental Liabilities

There are no known environmental liabilities associated with the GMC as of the effective date of this TR.

4.7	Permitting

All permits are in-place to allow exploration and exploitation at the San Ignacio mine and are summarized in Item 20.0 of this TR.

4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

Other than metal price fluctuations, there are no other known significant factors or risks that may negatively impact the GMC as of the effective date of this TR.

Table 4.1: Claims that comprise the Great Panther holdings at the Guanajuato Mine Complex

Claim name	Title No.	Hectares	Date of Record	Expiration Date
Guanajuato Mine
La Victoria	168162	28.7718	2/3/1981	1/3/2031
Cata	168163	91.604	2/3/1981	1/3/2031
Esperanza	168164	47.489	2/3/1981	1/3/2031
Valenciana	168165	91.9428	2/3/1981	1/3/2031
Rayas	168167	88.6727	2/3/1981	1/3/2031
1ra. Ampliacion de Esperanza	168169	8.9073	2/3/1981	1/3/2031
Primera Ampl. de Valenciana	168170	97.3097	2/3/1981	1/3/2031
El Borrego	168171	24	2/3/1981	1/3/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	25/03/1987	24/03/2037
El Caliche	233320	7.8465	10/10/1928	9/2/2059
Animas o Espiritu Santo	233312	4.14	23/05/1930	4/2/2059
San Vicente	233311	3.0552	6/8/1959	4/2/2059
Pipichagua	160650	6	10/10/1974	9/10/2024
Nueva Seguridad	160674	27	10/10/1974	9/10/2024

Property Description & Location	12 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Claim name	Title No.	Hectares	Date of Record	Expiration Date
La Guadalupana	161526	16	25/04/1975	24/04/2025
Socavon de La Fe	189664	15	5/12/1990	4/12/2040
El Zapote	214890	80.7106	4/12/2001	3/12/2051
El Triangulo	229058	0.1237	28/02/2007	27/02/2057
San Ignacio Mine
San Francisco de Pili	168161	97.2871	2/3/1981	1/3/2031
Purísima Conception	168166	66	2/3/1981	1/3/2031
San Pedro Gilmonene	168168	72.1458	2/3/1981	1/3/2031
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
San Antonio	177934	49	29/05/1986	28/05/2036
Primera Ampl. de San Antonio	215568	32.1847	5/3/2002	4/3/2052
Robledo	191436	49.486	19/12/1991	18/12/2041
Primera Ampliacion de Sirio	192176	24	19/12/1991	18/12/2041
El Horcon Project
Ampl. San Ignacio de Loyola	214853	420	4/12/2001	3/12/2051
La Perlita I	215054	226.7442	7/2/2002	6/2/2052
La Perlita Frac. I	215055	280.8344	7/2/2002	6/2/2052
La Perlita Frac. II	215056	181.3383	7/2/2002	6/2/2052
Comanja	215375	99.927	19/02/2002	18/02/2052
Ana Camila	222078	700	7/5/2004	6/5/2054
Ana Camila I	224984	100	6/7/2005	5/7/2055
Horcon 1	225451	222.9318	8/9/2005	7/9/2055
Horcon 2 Fracción I	225467	1222.0977	9/9/2005	8/9/2055
Horcon 2 Fracción II	225468	15	9/9/2005	8/9/2055
Horcon 3 Fracción I	226421	33.183	17/01/2006	16/01/2056
Horcon 3 Fracción II	226422	6.2134	17/01/2006	16/01/2056
Horcon 4 Fracc. II	228453	10	22/11/2006	21/11/2056
Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056
Santa Rosa Project
Red. Salaverna	219875	178.8078	23/05/2000	22/05/2050
Red. Salaverna Norte 1	217140	1187.0675	16/01/1998	15/01/2048
Clavellina	211241	120	18/04/2000	17/04/2050
Nuevo Guerrero	186242	27.8617	22/03/1990	21/03/2040
Total:		6,112.39

Property Description & Location	13 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 4.2: GMC regional mineral claim groups

GREAT PANTHER MINING LTD.
Guanajuato Mine Complex
Jalisco & Guanajuato States, Mexico
Regional Mineral Claim Groups
Date
July 2019
Scale
as shown
Datum
WGS84-z14N
Figure
4.2
N
2,325,000mN
2,325,000mN
250,000mE
275,000mE
JALISCO
GUANAJUATO
El Horcon Project
San Felipe
Providencia
LIMIT OF GUANAJUATO TREND
LIMIT OF GUANAJUATO TREND
GRABEN
GRABEN
Vetas La Sierra
Veta Madre
Vetas La Luz
Santa Rosa Project
Santa Rosa
León
Dolores Hidalgo
Cerro de Gallo
Asunción
Bolañitos
Lucero
San Ignacio
Valenciana
Cata
Rayas
Golondrinas
San Ignacio Mine
Guanajuato Mine
El Cubo
Las Torres
Guanajuato
Silao
Int'l Airport
10 km
900
87
51
57
77
45
45D
37
110
67
Great Panther Mine
Neighbouring Mines
Endeavor Silver
Argonaut Gold
Past Producing
Artisinal Mine
Mineralized Structure
State Boundary
Road Access
Held Claim Group
Town/City

Property Description & Location	14 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 4.3: San Ignacio Mine mineral claims

GREAT PANTHER MINING LTD.
San Ignacio Mine
Mineral Claims
4.3
257,000mE
258,000mE
259,000mE
260,000mE
261,000mE
262,000mE
2,330,000mN
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
N
San Francisco De Pili
Tit. 168161
Purisima Concepcion
Tit. 168166
San Pedro Gilmonene
Tit. 168168
Primera Amp. San Antonio
Tit. 215568
San Francisco De Asis
Tit. 169359
La Chuparrosa
Tit. 169360
San Antonio
Tit. 177934
Primera Ampl. De Sirio
Tit. 192176
Robledo
Tit. 191436
Claim Boundary
Project Boundary
500 0 500 m
225,000mE
250,000mE
275,000mE
Leon
San Ignacio Mine
Guanajuato Mine
0 5 10 15 20 km

Property Description & Location	15 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 4.4: Surface rights and infrastructure, Guanajuato Mine and San Ignacio Mine

MINERAL DE LA LUZ
LLANOS DE SANTA ANA
SANTA ANA (SANTANA)
MEX 110
SAN IGNACIO
CATA
RAYAS
GUANAJUATO
MARFIL
MEX 110D
1000 0 1000 m
257,500mE
260,000mE
262,500mE
265,000mE
267,500mE
2,330,000mN
2,327,500mN
2,325,000mN
2,322,500mN
225,000mE
250,000mE
275,000mE
2,335,000mN
Leon
San Ignacio Mine
Guanajuato Mine
0 5 10 15 20 km
GMC Processing Plant (Cata)
Great Panther Mine Access
Mine
Shafts
Mineral Claim Boundary
Surface Rights
GMC Tailings
San Ignacio Waste Dump
Settlement
Highway/Major Road
Secondary Road
Street
GREAT PANTHER MINING LTD.
Guanajuato Area
Guanajuato State, Mexico
Surface Rights & Infrastructure

Property Description & Location	16 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

5.0	Accessibility, Climate, Local Resources, Infrastructure, & Physiography
5.1	Accessibility

The San Ignacio Mine property is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and is accessed via a 35-minute drive from the outskirts of the city, mostly by paved road through the towns of Santa Ana and Cristo Del Rey. Refer to Figure 5.1 for a map of regional access for the GMC.

Figure 5.1: Regional access for the GMC

GREAT PANTHER MINING LTD.
Guanajuato Area
Guanajuato State, Mexico
Regional Access Map
Date July 2019
Scale as shown
Datum WGS84-Z14N
Figure 5.1
240,000mE
260,000mE
2,340,000mN
2,320,000mN
Santa Rosa Project
N
León
MEX 45
GTO 77
MEX 45D
MEX 43D
Mineral de la Luz
MEX 110
Guanajuato Mine
San Ignacio Mine
Guanajuato
Marfil
BJX
Guanajuato International Airport
MEX 110D
Silao
MEX 110D
GTO 67
GTO 10
MEX 43D
MEX 45
Mineral Claim Block
Romita
5 0 5 km
DATUM: WGS84
PROJECTION: UTM ZONE 14N
102°W
100°W
98°W
22°N
20°N
Leon
Guanjuato Mine Complex
MEXICO CITY
100 0 100 km

5.2	Climate

The Guanajuato area has a dry climate with annual mean temperature of 25°C, however, winters can be cool, with lows approaching 0°C. Annual precipitation averages approximately 600mm which generally falls between June and October. The exploration and mining work can be conducted year-round uninterrupted by weather.

A summary of the historical climate data for Guanajuato City, as compiled over 60 years on the www.weatherbase.com website, is presented in Figure 5.2. Mean daylight hours were compiled over a 30-year period.

Accessibility, Climate, Local Resources, Infrastructure, & Physiography	17 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 5.2: Historical Guanajuato city climate data

Source: www.weatherbase.com website

5.3	Local Resources & Infrastructure

Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or León. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities enough for a mining operation.

The Company has negotiated surface rights sufficient for mining operations. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. New surface facilities near the ramp (within the last 5 years) include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities.

Electrical Power for the San Ignacio Mine is provided by the Federal Electricity Commission (CFE Comision Federal de Electricidad) which is owned by the Mexican Government. There is one power transmission line (13,200V) that provide the electrical power supply for mine operations. There are four electrical substations of different capacities, including a substation for the compressor’s operation. There are four transformers with different capacities, one of 1500KVA, one of 900KVA, one of 600KVA and one of 75KVA.

5.4	Physiography

The Property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to bedrock exposures.

Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

Accessibility, Climate, Local Resources, Infrastructure, & Physiography	18 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

6.0	History
6.1	Ownership & Development History

Exploration in the Guanajuato mining district dates to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous boom and bust cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a few maps post-dating 1793, depicting the development and mining from several shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative), which began its existence in 1939, amassed what is now the San Ignacio property.

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato Mine at Guanajuato, Mexico.

On the San Ignacio property, there are twelve known historical workings including major shafts at San Ignacio, Purisima, Pili, and San Jose de Gracia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from the San Ignacio shaft along the Purisima vein structure, at an average rate of 85t/d. As there was no processing facility at San Ignacio, ore was trucked back to the Guanajuato Mine plant in the main Guanajuato Mine Complex, approximately 20 km by road.

Great Panther began underground development at San Ignacio in late November 2013 using a surface portal and ramping to access both the Intermediate and Melladito veins. Ore continues to be trucked by road to the Guanajuato Mine Plant.

6.2	Exploration

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel to, and to the east of, the mineral resource in this report. The author has been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

Since 2005, Great Panther has collectively drilled 90,510.1 meters at San Ignacio Mine (Table 6.1).

Table 6.1: Summary of Great Panther drilling activity, San Ignacio

Year	Drill Hole Count			Total Metres(m)
	Surface	Underground	Total
2010	5	0	5	2,294.0
2011	56	0	56	16,878.5
2012	43	0	43	9,556.3
2013	13	0	13	1,143.7
2014	25	2	27	3,832.2
2015	16	18	34	4,739.4
2016	17	26	43	9,029.7
2017	56	46	102	22,165.0
2018	20	33	53	11,722.4
2019[1]	27	34	61	9,149.2
Total	278	159	437	90,510.1
1.	Drilling to July 31, 2019

History	19 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

6.3	Historical Mineral Resource & Reserve Statements

A summary of the historical mineral resource estimates for San Ignacio area are presented in Table 6.2.

Table 6.2: Historical Mineral Resources & Reserve Estimates, San Ignacio Mine

Effective Date	Author	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
8/30/2011	Janelle Smith	Inferred	611,000	2.05	127	Ordinary Kriging	Base case cut-off grade of 118g/t silver equivalent, with a 50:1 ratio of silver to gold value.
3/31/2012	Michael Waldegger	Inferred	826,000	2.28	121	Ordinary Kriging	Base case cut-off grade of 125g/t silver equivalent, with a 60.8:1 ratio of silver to gold value.
4/6/2014	Robert F. Brown & Michael Waldegger	Indicated	103,000	3.54	165	ID3	Base case cut-off grade of 125g/t silver equivalent, with a 60:1 ratio of silver to gold value.
		Inferred	737,000	2.04	115
7/31/2014	Robert F. Brown	Indicated	180,300	3.03	173	ID3	US$100 NSR per tonne Cut-off based on full cost.
		Inferred	787,700	3.26	160
7/31/2015	Robert F. Brown	Measured	249,810	3.39	151	ID3	US$74 NSR per tonne marginal operating costs Cut-off.
		Indicated	110,542	2.79	133
		M&I	360,352	3.20	145
		Inferred	770,950	2.76	138
7/31/2016	Robert F. Brown	Measured	408,327	2.88	116	ID3	Cut-offs are based on the marginal operating costs per mining area being US$57/tonne.
		Indicated	133,398	2.56	106
		M&I	541,725	2.80	114
		Inferred	645,318	2.15	121
8/31/2017	Matthew C. Wunder	Measured	801,468	3.09	142	ID3	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne.
		Indicated	196,949	2.68	215
		M&I	998,417	3.01	141
		Inferred	573,431	2.44	130
6.4	Production History

Production achieved by Great Panther to the end of July 2019 for the GMC is summarized in Table 6.3 below.

Table 6.3: Production figures, Guanajuato Mine Complex

Year	Tonnes Mill/ Guanajuato Mine	Tonnes Mill/ San Ignacio Mine	Total Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1,2]	-	106,154	106,154	352,918	7,961
Total	970,860	872,462	2,914,344	13,815,134	163,758

Source: Great Panther Annual reports for 2006 to 2018 inclusive

1.	2006-2015 reported figures reflect tonnes milled; 2016-2019 reported figures reflect tonnes mined.
2.	2019 details from production records to July 31, 2019

History	20 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Great Panther has recovered material from low-grade surface stockpiles (San Jose de Gracia shaft area) on the San Ignacio property and processed it in the Guanajuato Mine plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag were processed since the start of the campaign in March 2011 ending in March 2012. Mine development by Great Panther commenced in October 2013. Production from San Ignacio Mine is tabulated from production records from late 2013 to July 31, 2019 (see Table 6.4) and totals 872,462 tonnes grading 118g/t Ag and 2.83g/t Au. Blending of the Guanajuato & San Ignacio began in July 2016 and the processing (milling) of the blended ore continued to December 31, 2018 when San Ignacio became the sole feed to the plant.

Table 6.4: Production figures, San Ignacio Mine

Year	Tonnes	Ag (g/t)	Au (g/t)
2013	1,082	121	2.11
2014	54,154	129	2.49
2015	129,253	147	3.19
2016	183,694	120	2.99
2017	185,475	115	3.11
2018	212,650	105	2.57
2019[1]	106,154	104	2.35
Total	872,462	118	2.83
1.	2019 details from production records to July 31, 2019

During the effective period of this report, September 1, 2017 to July 31, 2019, San Ignacio produced 382,728 tonnes grading 107g/t silver and 2.61g/t gold, at a rate of 669 tonnes per operating day.

History	21 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

7.0	Geological Setting and Mineralization
7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcaniclastic rock (66 Ma to present) located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, (66 Ma to present), with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is situated within the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide (see Figure 7.1). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures that control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northwest faults and structural intersections along these faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks (145 Ma - 79 Ma) of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history though to be related to a north-eastward tectonic thrust event. By contrast, much of the area to the south (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on top of the La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene (41.2 Ma - 27.82 Ma). Later volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district as follows: The Sierra, Veta Madre, and La Luz systems (see Figure 7.1).

San Ignacio Mine includes low sulphidation epithermal system deposits characterized by:

•	quartz-calcite vein / breccia system
•	shear controlled
•	vertical extension 200m
•	silver (acanthite and pyrargyrite), gold (electrum)
•	very low sulphide content (pyrite)

Geological Setting and Mineralization	22 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 7.1: Guanajuato Area regional geology

255,000mE
260,000mE
265,000mE
270,000mE
275,000mE
2,335,000mN
2,330,000mN
2,325,000mN
N
Santa Rosa Project
LA LUZ SYSTEM
VETA MADRE
SIERRA SYSTEM
SAN IGNACIO
San Ignacio
Guanajuato
CATA
RAYAS
2 0 2 km
LEGEND
Operating Mine Access
Shaft
Mineral Claims Boundary
Water Body
Geology
Normal Fault
Inversed Fault
Vein
QUATERNARY
Alluvium
Alluvium
Basalt
TERTIARY
Conglomerate Polygenic
Andeite
Pyroclastic Rhyolitic
Rhyolite
Tuff Rhyolitic
Tuff Rhyolitic-Breccia Volcanic Riolitica
Tuff Rhyolitic-Rhyolite
Sandstone-Conglomerate Polygenic
CRETACEOUS - JURASSIC
Basalt
Metasedimentary - Metavolcanic
Basalt
Meta Limestone
Meta Volcano-Sedimentary
INTRUSIVE IGNEOUS
Granite
Porphyry Rhyolite
Tonalita
Diorite
Diorite
Diorite-Tonalita
Tonalita
Tonalita
Gabbro
GREAT PANTHER MINING LTD.
Guanajuato Area Properties
Guanajuato State, Mexico
Regional Geology Map
July 2019
as shown
7.1

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

7.2	Local & Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, (252 Ma - 66 Ma), of the Luz and Esperanza Formations, which are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2012). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely) and was probably formed by accumulation of a series of extrusive flows and ash falls.

Geological Setting and Mineralization	23 | Page

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Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures like the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine-grained pyrite.

The interpreted property geology map is presented in Figure 7.2.

Geological Setting and Mineralization	24 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 7.2: Local geology, San Ignacio Mine

258,000mE
259,000mE
260,000mE
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
N
Mine
Shaft
Cata
Hundido
Planta Beneficio
Rollbin
Socavon
Veinlet
Fracture
ALTERATION
Argillization
Chlorite-Epidote
Oxidation
Disseminated Pyrite
Silicification
GEOLOGICAL UNITS
Andesite, pillowed
Andesite Basalt, layered
HYDROLOGY
Rivers
Lakes
VEIN
In-Situ
Inferred
FAULT
Normal Inferred
Normal In-Situ
Contour
Mineral Claim Block
SAN IGNACIO
HISTORIC SAN IGNACIO
MELLADORA
Purisima
Nombre de Dios
San Pedro
Nuevo
Rosario
Santo Niño
Melladito
Melladito
Azul
San José de Gracia
200
0
200 m
GREAT PANTHER MINING LTD.
San Ignacio Mine
Guanajuato State, Mexico
Local Geology
July 2019
as shown
7.2

Geological Setting and Mineralization	25 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

7.3	Mineralization

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a north-westerly trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Melladito South, Purisima, and Purisima BO (Figure 7.3). Mineralization is contained within tabular veins, vein stockwork, and breccias. The eleven veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip. Seven of the veins are very steeply dipping and four are shallowly dipping and are likely off-shoots of the other veins (Figure 7.4 to Figure 7.6). The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and coliform masses.

Average silver grades of the eleven veins range from 58g/t to 237g/t and the average gold grades from 1.65g/t to 3.84g/t.

Figure 7.3: 3D model of mineralization and underground workings

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 7.4: Mine access and Melladito, Intermediate & Nombre de Dios veins, cross section 450N

Figure 7.5: Nombre de Dios 2N vein, cross section 1000N

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Figure 7.6: Purisima & Melladito South veins, cross section 400S

7.3.1	Melladito Veins

The Melladito vein is a steep east dip vein with true width ranging 0.25 meters to 19.5 meters. It has been delineated to a maximum of 1,450 meters along strike and 350 meters below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 550 meters in strike length and from surface to 150 meters down dip.

The Melladito BO vein is a sigmoidal loop on the footwall side of the Melladito vein between 200-500N. It is steeply east dipping and has an average width of 2.5 meters. Silver-gold grades in the thicker sections are often on the footwall side.

The Melladito South vein, a steep east dipping structure of 1-2m width, is noted from 0S to ~650S where it both traces off the property and plunges below the Purisima vein.

7.3.2	Intermediate Veins

The Intermediate vein is also steeply dipping and narrow with true width ranging 0.25 to 8.5 meters. It has been delineated for 400 meters along strike and 350 meters below surface. It is a splay of the Melladito vein and merges into the Melladito vein at approximately 475N. Further south the structure continues as the Melladito vein.

The Intermediate 2 vein is positioned east of the Intermediate vein, and likewise is a near vertically dipping relatively narrow (approximately 1.0 meter) vein.

7.3.3	Nombre de Dios Veins

The Nombre de Dios vein is shallow dipping at 45 to 60 degrees to the southwest and narrow with true width ranging from 0.25 to 4 meters. It has been delineated for 600 meters along strike and 180 meters down dip. The vein is open to the south. At depth, Nombre de Dios appears to intersect the Intermediate and Melladito veins and is therefore limited in its potential down dip extent. To the north, it terminates at line 850N where it may continue in Nombre de Dios 2N with a 40-meter offset to the east.

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Nombre de Dios 2S is a parallel vein to Nombre de Dios and Nombre de Dios 1.5 structures. It has been delineated for 300m from 150N to 450N. The vein dips 70 degrees to the southwest. The average width of this vein is 1.5 meters.

The Nombre de Dios 2N vein is shallow dipping at 45 degrees to the southwest and narrow with true width ranging from 0.25 to 4 meters. It has been delineated for 400 meters along strike and 100 metres down dip. The vein is open to the north. To the south, it terminates at line 850N where it may continue in Nombre de Dios 1 with a 40-metre offset to the west.

The Nombre de Dios 1.5 is a parallel vein located between the Nombre de Dios and Nombre de Dios 2S veins. It has been delineated for 400m from 150N to 550N. The vein dips 60 degrees to the southwest. The average width of this vein is 1 meter.

7.3.4	Purisima Veins

The Purisima vein dips at 45-50 degrees to the southwest, and ranges in width from 0.5 to 3 meters. It strikes NNW north of the old San Ignacio Mine shaft, but at the shaft swings to a northwest orientation, then merges with the Melladito South vein at 400S where it bends back to a north-northwest orientation.

Purisima BO is a footwall splay to Purisima dipping at 75 degrees to the southwest. It includes a 10-meter-wide bulge in the northern part, but generally is 1-2 meters thick vein. Both Purisima and Purisima BO were sites of mining from the 17th to early 20th centuries (old San Pedro and Mexiamora shafts) and the Company is looking at in-situ remnants below old exploitation levels or along strike of old development.

Geological Setting and Mineralization	29 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

8.0	Deposit Type

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio Mine area are strongly vertically controlled and pinch to centimeter scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 meters to 150 meters; however, it can range from 50 meters to well beyond 250 meters.

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9.0	Exploration
9.1	Summary of Non-Drilling Exploration Activity

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings; and underground development including geological mapping, sampling and mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling of all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and is ongoing which includes 717 surface and various short adit chip and channel samples as seen in Figure 9.1. As of the effective date of this TR 59,110 chip and channel underground samples have been collected, of which 25,992 were collected after the previous TR effective date.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill core. Petrographic and Scanning Electron Microscope work was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl in the northern portion of the project and 2,250 masl in the southern part of the project. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100m to 150m in vertical range; however, in cases, it can range from 50m to greater than 250m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

During 2018 and 2019 Exploration efforts were focused on both surface and underground drilling at San Ignacio. Mining is on-going in the northern extent of the project along the Nombre de Dios veins, and an exploration / development ramp is being driven south into the old San Pedro mine area, where the Purisima vein system merges with the Melladito vein system. In 2019 surface exploration efforts have been focused on both the Nombre de Dios vein extension north, and on the Melladito and Purisima veins orientation in the old San Pedro Mine area.

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Figure 9.1: Exploration surface and short adit sampling activity

257,000 mE
258,000 mE
259,000 mE
260,000 mE
2,329,000 mN
2,328,000 mN
2,327,000 mN
2,326,000 mN
N
SANTA AURELIA
SANTO NIÑO
SAN IGNACIO ACCESS RAMP
SAN PABLO
RUL
ROSARIO
OLD SAN IGNACIO
SAN PEDRO
PURÍSIMA
NUEVO
CHAYITA
SAN JOSE DE GARCIA
LA CHUPAROSA
Purísima
Nombre de Dios
Melladito
Shaft
Entrance
GEOLOGY
VEINS
In-situ
Inferred
FAULTS
In-situ
Inferred
GEOLOGICAL UNIT
Andesite, pillowed
Andesite Basalt, layered
UNDERGROUND DEVELOPMENT
Great Panther
Historic
Mineral claim block
Historic waste dump
Road
Surface Samples
Ag eq (g/t)
< 10
10 - 50
50 - 100
100 - 200
> 200
0
500
metres
GREAT PANTHER MINING LTD.
San Ignacio Mine
Guanajuato State, Mexico
Short Adit & Surface Sampling
Date
July 2019
Scale
as shown
Datum
WGS84-Z14
Figure
9.1

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10.0	Drilling
10.1	Drilling Summary

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to confirm and upgrade the resources and to guide development and mining and is generally done to provide access for sampling and localized knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources.

Great Panther has completed 437 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole into the database was completed on July 31, 2019. From the total, 278 holes were drilled from surface and 159 from underground. A map illustrating the drill-hole locations is presented in Figure 10.1 and a longitudinal view of the drill holes is shown as Figure 10.2.

Drill holes were usually oriented to intersect the veins at a high angle. A total of 148 additional drill holes have been completed at San Ignacio since the previous Mineral Resource Estimate (Wunder 2018).

The drilling and development programs since 2017 provided the geological information to support a re-interpretation of the mineralized zones. This included the delineation of eight veins in the northern portion of the property between grid line 100N and 1150N where 299 of the 440 holes were completed, and 3 veins in the southern part of the property (San Pedro area) between 100N and 1100S where 124 holes were completed. The eight northern veins demonstrating structural continuity were identified from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping. These veins have a demonstrated a strike length of up to 1,000 meters and a dip length of up to 350 meters. Seven of the veins are very steeply dipping and four are shallowly dipping and are likely off shoots of the other veins. Between 100N and 1150N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), ES13-116 (725N), and ESI14-121 (300N) intersected broken core or voids ranging from 1 to 3 meters in core length. These areas of historic workings were excluded from the resource models. Historical maps from the Melladito vein system from ~400N to 100N have been accurate in indicating areas of historical exploitation. These historical maps show exploitation further south on Melladito and Purisima vein systems. South of 100N 41 of 124 holes drill holes intersected voids which were interpreted to represent the old San Pedro shaft historical workings. The drill hole void locations match well with historical workings. These areas of historical workings were excluded from the resource models.

Drilling in the San Pedro shaft area since 2016, and into 2019, and the driving of the San Pedro ramp (presently at ~450S) has defined several zones including the Melladito South vein, and the Purisima vein, along with Purisima BO (footwall splay). Detailed drilling from the San Pedro ramp has defined areas left un-mined by previous operators (below lowest levels, and in lower grade areas). Also, west of the main mining area, 17 drill holes have been completed which are not the subject of this report.

Overall, the core recovery of mineralized zones was excellent averaging 91%. There are no other significant drilling or sampling factors that would materially influence the accuracy and reliability of the results.

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Figure 10.1: Drilling activity, plan view

257,000 mE
258,000 mE
259,000 mE
260,000 mE
2,329,000 mN
2,328,000 mN
2,327,000 mN
2,326,000 mN
N
SANTA AURELIA
SANTO NIÑO
SAN IGNACIO ACCESS RAMP
SAN PABLO
RUL
ROSARIO
OLD SAN IGNACIO
SAN PEDRO
PURÍSIMA
NUEVO
CHAYITA
SAN JOSE DE GARCIA
LA CHUPAROSA
Purísima
Nombre de Dios
Melladito
Fig 10.2
Shaft
Entrance
GREAT PANTHER DRILLING
DRILL COLLAR
Surface
Underground
DRILL TRACE
Sept 1, 2017 to July 31, 2019
Prior to Sept 1, 2017
GEOLOGY
VEIN
In-situ
Inferred
FAULT
In-situ
Inferred
GEOLOGICAL UNIT
Andesite, pillowed
Andesite Basalt, layered
UNDERGROUND DEVELOPMENT
Great Panther
Historic
Mineral claim block
Historic waste dump
Road
0
500
metres
GREAT PANTHER MINING LTD.
San Ignacio Mine
Guanajuato State, Mexico
Drilling Activity
Plan View
Date
July 2019
Scale
as shown
Datum
WGS84-Z14
Figure
10.1

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Figure 10.2: Drilling activity, longitudinal view

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10.2	Drilling Procedures & Methodology
10.2.1	Drilling Methodology

All drill-hole data was stored in Great Panther’s SQL database (the database) at the Cata office in Guanajuato. The database contents were backed up every two hours and copied daily to a master database in Great Panther’s head office.

The contractor BD Drilling of Guadalajara, Mexico, drilled the first 104 surface diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 meters. The autumn 2013 program of 13 surface holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 1,143.7 meters. During the autumn-winter program of 2014 a total of 25 surface holes were drilled by Rock Drill of Aguascalientes, Mexico for a total of 3,728 meters. Rock Drill also completed the late autumn 2015 surface drill program of 16 holes totalling 2,257 meters. The mine geologists drilled two core holes in late 2014 for a total of 104 meters, and in 2015 Servicios Drilling drilled 18 underground drill holes for a total of 2,482.5 meters. Maza Drilling completed surface drill programs in 2016 of 17 holes for 3,766m, in 2017 of 56 holes for 13,963m, in 2018 of 20 holes for 6,122m, and to July 31, 2019 27 holes for 6,858m. Underground drilling by the mine geologists using Versa Drilling was active from 2016, with 26 holes for 5,264m completed in 2016, with 46 holes for 8,203m in 2017, with 33 holes for 5,601m in 2018, and with 34 holes for 2,291m completed to July 31, 2019. A total of 90,510.4 meters of drilling on 436 holes have been completed by MMR on the San Ignacio Mine project.

The names and periods of the drilling contractors are given in Table 10.1.

Table 10.1: Drilling per year

Year	Drilling Company	Location (Surface/UG)	ID	Total Depth (m)	Number of Holes
2010	BD Drilling Mexico	Surface	ESI10-001 to ESI10-005	2,294.0	5
2011	BD Drilling Mexico	Surface	ESI11-006 to ESI11-061	16,878.5	56
2012	BD Drilling Mexico	Surface	ESI12-062 to ESI12-103	9,556.3	43
2013	Servicios Drilling	Surface	ESI13-104 to ESI13-116	1,143.7	13
2014	Rock Drill	Surface	ESI14-117 to ESI14-141	3,728.1	25
	Servicios Drilling, Mexico	Underground	UGSI14-001 to UGSI14-002	104.1	2
2015	Rock Drill	Surface	ESI15-142 to ESI15-157	2,256.9	16
	Servicios Drilling, Mexico	Underground	UGSI15-001 to UGSI15-018	2,482.5	18
2016	Maza Drilling	Surface	ESI16-158 to ESI16-174	3,765.8	17
	Versa Perforaciones SA de CV	Underground	UGSI16-001 to UGSI16-026	5,263.9	26
2017	Maza Drilling	Surface	ESI17-175 to ESI17-230	13,962.5	56
	Versa Perforaciones SA de CV	Underground	UGDSI17-001 to UGDSI17-003 UGSI17-001 to UGSI17-043	8,202.5	46
2018	Maza Drilling	Surface	ESI18-231 to ESI18-250	6,121.6	20
	Versa Perforaciones SA de CV	Underground	UGSI18-001 to UGSI18-033	5,600.8	33
2019[1]	Maza Drilling	Surface	ESI19-251 to ESI19-277	6,858.2	27
	Versa Perforaciones SA de CV	Underground	UGSI19-001 to UGSI19-034	2,291.0	34
Total				90,510.1	437
1.	January 1st, 2019 to July 31st, 2019
10.2.2	Core Handling & Visual Logging

Drill-hole collar locations are surveyed using a total station instrument and the location data is uploaded directly into the database.

Bore-hole deviation surveys are completed at 50 metres intervals using a single shot instrument by Reflex™. Survey data is recorded onto paper logs by the driller or driller’s helper.

Drill core is transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

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Core boxes are laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers are checked for proper labelling, and the boxes are labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging is completed by the geologists and recorded directly into a Microsoft SQL database using in-house software installed on Toughbook™ computers for later upload to the Microsoft SQL database.

Sample intervals for assaying are marked on the core boxes by the geologists. Sample lengths are generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 meters and the minimum length to be 0.5 meters. Field technicians then photograph the core.

The field technician selects samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure is followed, and the data is recorded onto paper logs. The samples are returned to the core box after the tests were completed.

Core samples for assaying are collected by the field technicians. Sample interval data is recorded in a numbered ticket book. Each ticket has three portions: a stub and two tags. All portions of the sample ticket share the same unique identification number. The two tag portions of each ticket are detached from the stub and stapled to the core tray at the start of the sample interval. The drill core is then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval is placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag is then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, is completed with details such as drill hole ID and depth interval. The bag is then sealed, and 25 samples are inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory which is usually sent every other day.

Assay certificates are received directly from the laboratory (Cata laboratory managed by SGS until December 31, 2018) via email. Site geologists review quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 - ESI11-009) were completed under the management of the Guanajuato Mine Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining surface drill holes were completed under the management and direction of the exploration department. All underground drill holes have been completed during the production stage and were completed under the management and direction on the Guanajuato Complex Geological department.

10.3	Drilling Results & Interpretation

Drill hole logs, sample lists, and associated analysis were entered into a proprietary database at the GMC offices in Guanajuato, Guanajuato. Sections we created, and geological interpretations made by both the on-site Exploration and Operations geologists. These were matched with historical records, and as well with Great Panthers’ surface and underground geological mapping. A final interpretation was agreed to by all involved and turned over to technicians for wire-frame construction and the authors for resource estimation.

10.4	Drilling Factors Impacting Accuracy & Reliability of Results

There are no other significant drilling or sampling factors that would materially influence the accuracy and reliability of the results.

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11.0	Sampling Methodology & Procedures
11.1	Drill Core Sampling

The drill core samples were prepared by technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 was generally AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond bladed saw (NQ and HQ) or sampled whole (AQ and BQ). A technician then records the intervals for sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval, the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5 meters. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5 to 2.0 meters. In mineralized or silicified zones, the maximum sample length is reduced to 0.3 to 0.6 meters. There are several instances where drill samples with lengths greater than 2.0 meters occur in the database, the reason being that for broken and/or small diameter core.

In the authors opinion, drill sample preparation methods carried out by Great Panther personnel are appropriate and of industry standard.

11.2	Channel Sampling Procedures

Channel sampling is carried out daily in accessible stopes and development headings by technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result where higher grades happen to correlate with zones of hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on stope plans and used for day to day monitoring and grade control. The data are also stored digitally in Microsoft SQL© as pseudo-drill holes, along with grade information and notes regarding the location from which the sample was taken. Improvements in the documentation of underground sampling has been instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system has made compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by Great Panther personnel are appropriate and of industry standard.

11.3	Sample Preparation, Analytical Methodology, & Procedures
11.3.1	Analytical Laboratory

Most of the analytical work was carried out at a laboratory managed for Great Panther by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and atomic absorption spectroscopy (AAS). The laboratory reverted to Company management (Cata lab) at the beginning of 2019, and therefore lost its accreditation that was gained under the SGS Group.

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The analysis process involves initial receipt of samples by Cata lab from Geology personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g split is run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analysed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are re-analysed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements are not typically analysed for drill hole or channel samples.

The authors visited the Cata laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. The laboratory was ISO certified under SGS Group to the end of 2018.

11.3.2	Density Determination

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

The author believes the bulk density test work was conducted using appropriate procedures and is reliable for resource estimation.

11.4	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. The Geology Department and Exploration core sheds and the Cata laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.5	Quality Assurance & Quality Control Methodology & Procedures

Both SGS-GTO (pre-December 31, 2018) and the present Company laboratory manager conduct routine Quality Assurance/Quality Control (QA/QC), instrument calibration, and maintains a database of the results.

Additional to internal Laboratory QA/QC monitoring, Great Panther personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate every 20 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

As a precaution with the laboratory reverting back to the Company the author has run parallel analytical work on the San Ignacio surface drill program whereby samples are initially prepared and assayed at Cata lab, and pulps sent to SGS-Durango certified assay facility for re-assay, including inserted blanks, duplicates and standards.

In the author’s opinion, the QA/QC program employed by Great Panther is appropriate and is in line with industry standards.

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11.5.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (September 1, 2017 through July 31, 2019 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below. Values limits for gold and silver should not exceed 0.05 g/t and 3 g/t respectively. If gold and/or silver values exceed these limits, there is an automatic batch failure and the batch is re-assayed.

Table 11.1 and Table 11.2, below, provide details of Blanks result outliers from the establish accepted parameters inserted on underground channel sampling activities.

Figure 11.1 through Figure 11.4 illustrate the assay results for blank samples from September 1, 2017 through July 31, 2019.

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

Table 11.1: Blanks outside QA/QC accepted parameters, U/G sampling

Element	Material	Total	No. over (Au<0.05 & Ag<3 ppm)	Percentage outside limits	Inserted from	Inserted to
Au	Blank	1070	13	1.21%	01/09/2017	29/07/2019
Ag	Blank	1070	14	1.31%	01/09/2017	29/07/2019

Table 11.2: Blanks outside QA/QC accepted parameters, DDH sampling

Element	Material	Total	No. over (Au<0.05 & Ag<3 ppm)	Percentage outside limits	Inserted from	Inserted to
Au	Blank	592	5	0.84%	08/09/2017	06/08/2019
Ag	Blank	589	3	0.51%	08/09/2017	06/08/2019

Figure 11.1: Ag analysis of blank material in U/G sample batches	Figure 11.2: Au analysis of blank material in U/G sample batches

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Figure 11.3: Ag analysis of blank material in DDH sample batches	Figure 11.4: Au analysis of blank material in DDH samples batches

11.5.2	Standards

Between 2017-2018, two standards (GTS11 and GTS12) were produced by SGS-Durango laboratory and certified by SGS© after Round Robin assaying by five laboratories (4 external). Previously, thirteen (13) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03, GTS05, GTS06, GTS07, GTS08, and GTS09), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2017. Four standards, GTS09 thru GTS12, were used for the period of September 1, 2017 through July 31, 2019. Table 11.3 provides the limits for each standard used at GMC.

Table 11.4 below, provide details of the standard sample results for underground channel samples which fall outside three standard deviations of the expected value.

Table 11.5 below, provide details of the standard sample results for drill core samples which fall outside three standard deviations of the expected value.

Figure 11.5 through Figure 11.20 illustrate the assay results for standards samples from September 1, 2017 through July 31, 2019.

Table 11.3: Expected values for the GMC standards used for QA/QC

STD	Element	Method	Certified Value	Tolerance Interval		Date of Usage		Source
				Low	High	From	To
GTS03	Ag	ICP12B	45.64	27.76	63.52	3/2/2009	6/1/2013	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	ICP12B	0.3	0.06	0.54
GTS04	Ag	ICP12B	165	141	189	3/31/2009	12/5/2012	Internal standard prepared from Guanajuato Vein Material by Skyline
	Au	ICP12B	1.15	0.73	1.57
GTS05	Ag	4A_AAS	36.86	26.51	47.21	10/19/2012	12/29/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.353	0.245	0.461
GTS06	Ag	4A_AAS	121	94.39	147.61	10/17/2012	12/23/2014
	Au	Au_AA23	1.133	0.773	1.493
GTS07	Ag	4A_AAS	48.5	40.4	56.6	4/7/2014	1/21/2016
	Au	Au_AA23	0.372	0.282	0.462
GTS08	Ag	4A_AAS	7.6	4	11.2	4/23/2014	11/30/2015
	Au	Au_AA23	0.615	0.405	0.825
GTS09	Ag	GE_AA321E	155.2	120.7	189.7	9/1/2015	4/28/2017
	Au	GE_FA313	1.369	0.979	1.759
GTS10	Ag	FAA313	114.8	100.25	129.35	2/4/2017	Current
	Au	GE_FA313	0.549	0.429	0.669
GTS11	Ag	FAA313	137.63	123.56	151.70	6/4/2017	Current
	Au	FAA313	0.798	0.648	0.948
GTS12	Ag	FAA313	302.1	278.10	326.10	6/4/2017	Current
	Au	FAA313	1.579	1.399	1.759
PM1129	Ag	FAA313	34	32	38.1	7/27/2011	5/16/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	3.46	3.18	3.99
PM1114	Ag	FAA313	330	315	355	1/28/2011	9/13/2011
	Au	FAA313	1.61	1.545	1.72
PM1140	Ag	FAA313	48.4	46	51	9/12/2012	12/12/2012
	Au	FAA313	1658	1577.2	1748.5
PM929	Ag	FAA313	65	60.45	67.1	8/25/2012	9/25/2012
	Au	FAG313	5.1	4.87	5.428
SP49	Ag	FAG313	60.2	59.2	61.2	8/8/2011	12/27/2012	Rocklabs. Feldspar minerals, basalt and iron pyrite with Feldspar minerals, basalt and iron pyrite with minor quantities of finely divided gold and silver-containing minerals
	Au	FAG313	18.34	18.22	18.46

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Table 11.4: U/G standard sample results outside three standard deviations

Element	Standard ID	Total	Samples outside 3 Std. Dev.	Percentage outside 3 Std. Dev.	Inserted from	Inserted to
Ag	GTS09	2	1	50.0%	27/11/2017	06/06/2018
Au	GTS09	2	0	0.0%	27/11/2017	06/06/2018
Ag	GTS10	19	0	0.0%	31/08/2017	30/05/2019
Au	GTS10	19	0	0.0%	31/08/2017	30/05/2019
Ag	GTS11	198	8	4.0%	26/09/2017	29/07/2019
Au	GTS11	198	9	4.5%	26/09/2017	29/07/2019
Ag	GTS12	146	15	10.3%	17/01/2019	24/05/2019
Au	GTS12	146	35	23.9%	17/01/2019	24/05/2019

Table 11.5: DDH standard sample results outside three standard deviations

Element	Standard ID	Total	Samples outside 3 Std. Dev.	Percentage outside 3 Std. Dev.	Inserted from	Inserted to
Ag	GTS07	1	0	0.0%	21/09/2017	21/09/2017
Au	GTS07	1	1	100.0%	21/09/2017	21/09/2017
Ag	GTS10	72	6	8.3%	08/09/2017	06/08/2019
Au	GTS10	72	5	6.9%	08/09/2017	06/08/2019
Ag	GTS11	141	8	5.7%	21/09/2017	06/08/2019
Au	GTS11	141	4	2.8%	21/09/2017	06/08/2019
Ag	GTS12	68	7	10.3%	04/04/2018	05/08/2019
Au	GTS12	76	11	14.%	04/04/2018	05/08/2019

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Figure 11.5: Ag analysis of GTS09 standard results in U/G sample batches	Figure 11.8: Au analysis of GTS10 standard results in U/G sample batches
Figure 11.6: Au analysis of GTS09 standard results in U/G sample batches	Figure 11.9: Ag analysis of GTS11 standard results in U/G sample batches
Figure 11.7: Ag analysis of GTS10 standard results in U/G sample batches	Figure 11.10: Au analysis of GTS11 standard results in U/G sample batches

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Figure 11.11: Ag analysis of GTS12 standard results in U/G sample batches	Figure 11.14: Au analysis of GTS07 standard results in DDH sample batches
Figure 11.12: Au analysis of GTS12 standard results in U/G sample batches	Figure 11.15: Ag analysis of GTS10 standard results in DDH sample batches
Figure 11.13: Ag analysis of GTS07 standard results in DDH sample batches	Figure 11.16: Au analysis of GTS10 standard results in DDH sample batches

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Figure 11.17: Ag analysis of GTS11 standard results in DDH sample batches	Figure 11.19: Ag analysis of GTS12 standard results in DDH sample batches
Figure 11.18: Au analysis of GTS11 standard results in DDH sample batches	Figure 11.20: Au analysis of GTS12 standard results in DDH sample batches

11.5.3	Duplicates

Duplicates are routinely taken for channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed the following R2 coefficient determinations for Ag and Au: under-ground sampling returned 74% and 86% respectively and diamond drill sampling returned 98% and 89% respectively. These results are considered reasonable due to the nugget effect associated with the various mineralized zones at San Ignacio Mine, specifically on the diamond drill sampling where the duplicate is in effect a quarter core sample. Duplication of under-ground sampling is by taking a split of the Cata lab coarse crush material and making two pulps. Figure 11.21 through Figure 11.24 illustrate the assay results for standards samples from September 1, 2017 through July 31, 2019.

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Figure 11.21: Ag analysis of duplicate-original pair results in U/G sample batches	Figure 11.23: Ag analysis of duplicate-original pair results in DDH sample batches
Figure 11.22: Au analysis of duplicate-original pair results in U/G sample batches	Figure 11.24: Au analysis of duplicate-original pair results in DDH sample batches

11.5.4	Umpire Checks

A program of umpire assaying was initiated in 2019, whereby all San Ignacio Exploration drill hole sample pulps were assayed at umpire lab SGS-DGO, as an additional QA/QC measure. All original assay-umpire assay pairs have been considered for the period January 1, 2019 to July 31, 2019. Figure 11.25 and Figure 11.26 represent the plots of the coefficient of correlation for silver and gold between the sample pairs. A high correlation exists between the Cata lab and SGS-DGO.

Figure 11.21 through Figure 11.24 illustrate the assay results for umpire samples from January 1, 2017 through July 31, 2019.

Overall correlation between original and umpire lab assays is considered reasonable and acceptable.

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Figure 11.25: Ag lab result sample correlation, DDH sampling	Figure 11.26: Au lab result sample correlation, DDH sampling

11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control

It is the author’s opinion that appropriate chain of custody and industry standard for sample selection, sample preparation, analysis and QA/QC procedures were followed during the sample preparation and analytical process for the period covered by this TR. Furthermore, the quality control insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation. No significant sample bias is present.

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12.0	Data Verification
12.1	Data Verification Procedures

Drill holes and underground samples were received from the Great Panther Geology department in Guanajuato, extracted directly from the Great Panther SQL database.  The datasets included were drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples.

The data from the supplied databa se was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors.

The validity of the channel sample and drill hole samples assays were audited. Five dispatches were selected for each, within the period September 1, 2017 to July 31, 2019. All channel samples within the dispatches were compared by element with the results stored in the database (a total of 503 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag. Drill sample results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 158 results checked).

The logging and sampling procedures were reviewed on site and the author was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

12.2	Limitations of Data Verification

The author thoroughly reviewed and audited the data and found no significant issues or inconsistencies.

12.3	Qualified Person Statement on Data Verification

It is author’s opinion that the data and observations from the drill holes and channel samples were collected with industry standard practices, and that the accompanying assay results are reasonable. The drilling and sampling data have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources, and preparing an NI 43-101 Mineral Resource estimate TR.

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13.0	Mineral Processing and Metallurgical Testing
13.1	Guanajuato Mine

Ore from the San Ignacio Mine is being treated at the metallurgical plant located at the Guanajuato Mine site. Great Panther have operated the plant since 2006. The plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant operated at a rate of 898 tonnes per operating day for the effective period of this TR from September 1, 2017 to July 31, 2019. This included 513,630 tonnes milled from the GMC, at a head grade of 127 g/t Ag and 2.33 g/t Au.

Silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. As of July 2016, the practice of separately “batching” Guanajuato Mine and San Ignacio Mine ores was ended and the ores from both mines are blended before crushing and milled concurrently. The recoveries for the effective period of this report (September 1, 2017 to July 31, 2019) were 87.4% for silver and 86.8% for gold. The Guanajuato Mine operation was placed on C&M December 31, 2018 and remains so as of the effective date of this TR.

In addition to the operation of the plant, Great Panther has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

After the regular processing of San Ignacio batches throughout 2014 to June 30, 2016, the metallurgical balance had an average silver recovery of 83.9% and gold recovery of 83.8%. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. From late November 2013 until July 31, 2019 a total of 872,462 tonnes grading 117g/t silver and 2.82g/t gold was mined by the San Ignacio Mine.

During the effective period of this report, September 1, 2017 to July 31, 2019 San Ignacio produced 382,728 tonnes grading 107g/t silver and 2.61g/t gold at a rate of 669 tonnes per operating day.

13.2	Metallurgical Test Work & Metal Recoveries Summary

For additional metallurgical testing refer to Item 17.0 of this Technical Report.

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14.0	Mineral Resource Estimates

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the San Ignacio Mine are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Report.

14.1	Introduction

This report includes updated Mineral Resource Estimates for the GMC’s San Ignacio Mine with an effective date of July 31, 2019. This update supersedes the previous mineral resource estimate for the San Ignacio Mine by Wunder (2018), Brown (2017) and Brown (2016) with effective dates of August 31, 2017, August 31, 2016, and July 31, 2015 respectively.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

Geological modelling and subsequent Mineral Resource estimation were performed by the Company under the supervision of the Qualified Person’s in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2018 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

14.1.1	Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the Company’s GMC mines, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIM0DS, a Mineral Resource is defined as:

“...a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

There are no Mineral Reserves disclosed in this report.

During the effective period of this TR (September 1, 2017 to July 31, 2019) at total of 382,728 tonnes grading 107g/t silver and 2.61g/t gold has been milled from the San Ignacio Mine.

At San Ignacio Mine the mineral resources were estimated from two area-specific block models. A set of wireframes representing the mineralized zones served to constrain the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. Each block residing at least partly within one or more of the 11 wireframes received a grade estimate. The effective date of the estimate is July 31, 2019.

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The geological interpretation was provided by the Company. Wireframe modelling was completed using MicroMine and Leapfrog 3D geological modelling software. Grade estimation and geological modelling was completed using by MicroMine software.

14.2	Geological Database

All underground channel and drill hole sample data is collected under the supervision of the Guanajuato Geology Department are entered and stored within a Microsoft SQL database.

A validated dataset (see Item 12 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modelling consisted of 437 drill holes and 59,110 underground channel samples.  This dataset contained data current up to and including July 31, 2019.

Most holes in the dataset are angled towards the west-southwest at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures.  Holes range in length from 9 meters to 600 meters.  Channel samples with an average width of 0.68 meters consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

The drill-hole data from Great Panther included 437 diamond drill holes and chip samples from 21,931 face sample sites. For this report, 334 drill holes between sections 1,200S and 1,225N, and 46,888 underground samples were utilized in the resource estimate.

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The MicroMine database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

14.3	Geological Interpretation
14.3.1	Topography & Underground Workings

All wireframes for underground workings were generated by Great Panther personnel using a combination of digitized historic level plans and drill-hole logs. These wireframes were subsequently cut from the mineralization wireframes to generate total mined solids.

14.3.2	Geological Modelling Domains

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of geology and grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

The domains were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins called Melladito, Melladito BO, Melladito South, Intermediate, Intermediate 2, Nombre de Dios 1, and Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Purisima, and Purisima BO. Not all material that was logged as vein, vein breccia, or stockwork was included in the eleven-modelled domains, as some of this material could not be correlated between drill holes, and not all the intersections used to model the veins were mineralized. Details on zone names and zone orientation are presented in Table 14.1.

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Table 14.1: Vein orientation

Vein	Dip (Deg)	Dip Direction (Deg)
Melladito	-64°	65°
Melladito BO	-60°	65°
Melladito South	-62°	65°
Purisima	-45°	235°
Purisima Bo	-75°	210°
Intermediate	-87°	245°
Intermediate 2	-70°	65°
Nombre De Dios	-49°	245°
Nombre De Dios 1.5	-59°	245°
Nombre De Dios 2S	-65°	245°
Nombre De Dios 2N	-45°	245°
14.3.3	Assay Composites & Descriptive Statistics

Using MicroMine, all the veins were remodelled based on the Company geologist’s interpretation of drill-hole and underground chip samples. A minimum width of 0.5 meter was applied during vein modelling. Additional waste material was included during the domaining of very narrow intersections to meet minimum width criteria if necessary. Descriptive statistics of silver and gold grades in each domain are presented in Table 14.2 and Table 14.3.

All drill samples were composited to a length of 1.5 meter prior to use in grade interpolation. The capped drill-hole samples were composited to the length 1.5 meter. The composites are considered diluted as the domains were modelled to a minimum width. The drill-hole composites were used for interpolation of block grade.

The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e. perpendicular to the strike of the vein and were composited to the length 1.0 meters with a minimum composited length of 0.5 meters prior to interpolation.

The underground grades were then compared using a Q-Q plot to a subset of the drill-hole grades in all domains. The results show that the underground sample data are on average 23% higher in silver grade and 31% higher in gold as compared to the drill-hole samples. This bias is thought to reflect the larger sample size of the underground samples as well as reflecting the natural variability of the mineralization. Figure 14.1 and Figure 14.2 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for the San Ignacio Mine.

Table 14.2: Descriptive statistics of Ag grade grouped by domain

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	562	129	1	11,951	50	278,843
	UG	23,604	135	1	11,288	75	47,881
Melladito Bo	DH	102	52	1	318	29	3,804
	UG	5,961	73	1	2,377	41	9,414
Melladito South	DH	126	116	1	755	62	23,373
	UG	-	-	-	-	-	-
Purisima	DH	91	210	1	2,334	109	104,797
	UG	-	-	-	-	-	-
Purisima Bo	DH	81	142	1	973	54	44,336
	UG	-	-	-	-	-	-
Intermediate	DH	162	150	1	1,040	89	34,606
	UG	4,931	196	1	8,751	141	53,620
Intermediate 2	DH	105	182	1	1,100	127	44,182
	UG	3,019	306	1	4,531	259	68,769
Nombre De Dios	DH	153	84	1	709	37	15,259
	UG	3,793	148	1	2,814	89	35,110
Nombre De Dios 1.5	DH	152	98	1	680	34	19,610
	UG	1,333	136	1	1,435	81	26,647
Nombre De Dios 2N	DH	76	134	1	777	68	22,892
	UG	825	205	1	8,884	92	209,523
Nombre De Dios 2S	DH	92	115	1	648	57	17,671
	UG	3,422	256	1	6,007	181	86,473

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Table 14.3: Descriptive statistics of Au grade grouped by domain

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	562	2.91	0.001	48.00	1.46	19.97
	UG	23,604	3.33	0.001	87.37	2.18	15.58
Melladito Bo	DH	102	2.89	0.006	26.85	1.33	16.71
	UG	5,961	2.95	0.001	204.00	2.03	20.15
Melladito South	DH	126	2.59	0.013	11.43	1.61	7.57
	UG	-	-	-	-	-	-
Purisima	DH	91	1.79	0.001	26.03	0.95	10.46
	UG	-	-	-	-	-	-
Purisima Bo	DH	81	4.14	0.001	28.52	1.45	33.98
	UG	-	-	-	-	-	-
Intermediate	DH	162	2.51	0.001	13.70	1.31	8.18
	UG	4,931	3.33	0.001	57.10	2.33	13.14
Intermediate 2	DH	105	2.83	0.006	28.68	1.35	16.03
	UG	3,019	5.13	0.001	135.98	4.09	30.93
Nombre De Dios	DH	153	1.69	0.001	15.22	0.39	8.72
	UG	3,793	2.54	0.001	133.04	1.10	19.91
Nombre De Dios 1.5	DH	152	1.25	0.001	24.67	0.56	5.60
	UG	1,333	2.29	0.001	91.75	1.40	16.87
Nombre De Dios 2N	DH	76	3.12	0.065	32.79	0.70	29.53
	UG	825	5.54	0.001	455.94	1.47	502.29
Nombre De Dios 2S	DH	92	2.49	0.005	16.06	0.94	9.92
	UG	3,422	3.64	0.001	58.37	2.34	19.47
Figure 14.1: Histogram of channel sample length	Figure 14.2: Histogram of drill hole sample length

14.3.4	Outliers (High Grade Capping of Assay Composite)

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair & Blackwell, 2002).

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Histograms and probability plots were reviewed to determine the potential risk of grade distortion from higher-grade samples.

To select a capping level, one approach is to identify natural breaks in the distribution of the assay data and probability plot. The silver and gold grade distributions for the raw samples are quasi-lognormal and, in general, distinct populations and natural breaks are observed.

Capping levels are presented in Table 14.4. The final capping levels applied were a compromise between the two studies, and in general, they were between the 95th and 98th percentile value for each domain. A comparison of capped to uncapped block model estimates showed that capping removed approximately 12% of the total metal.

Descriptive statistics of composited silver and gold grades by domain are also presented below.

Table 14.4: Capping levels for Ag and Au grouped by domain

Vein	Type	Au (g/t)	Before	After	Ag (g/t)	Before	After
Melladito	DH	8	2.91	2.38	350	129	91
	UG	8	3.33	2.92	350	135	112
Melladito Bo	DH	8	2.89	2.45	360	52	52
	UG	8	2.95	2.66	400	73	71
Melladito South	DH	7	2.60	2.44	350	116	101
	UG	-	-	-	-	-	-
Purisima	DH	5	1.79	1.41	500	210	165
	UG	-	-	-	-	-	-
Purisima Bo	DH	5	4.14	2.29	450	142	118
	UG	-	-	-	-	-	-
Intermediate	DH	8	2.51	2.40	450	150	133
	UG	8	3.33	2.98	450	196	175
Intermediate 2	DH	10	2.83	2.54	500	184	165
	UG	10	5.13	4.51	500	306	268
Nombre De Dios	DH	6	1.69	1.37	400	84	78
	UG	7	2.54	2.04	500	148	137
Nombre De Dios 1.5	DH	4	1.25	1.06	400	98	91
	UG	6	2.29	1.90	450	136	125
Nombre De Dios 2N	DH	6	3.12	2.08	350	134	119
	UG	8	5.54	2.55	700	205	165
Nombre De Dios 2S	DH	6	2.49	2.09	550	115	114
	UG	6	3.64	2.83	550	256	221

Table 14.5: Descriptive statistics of composited Ag grade by domain

Vein	Type	Count	Mean	Min.	Max.	Median	Variance	Std. Dev.	CV	95th Percentile
Melladito	DH	356	80	1	350	57	7,142	85	1.06	257
	UG	20,217	113	1	350	83	8,783	94	0.83	323
Melladito Bo	DH	71	55	1	257	35	2,958	54	0.99	163
	UG	5,308	71	1	400	44	5,505	74	1.05	229
Melladito South	DH	86	101	1	350	75	11,054	105	1.05	349
	UG	-	-	-	-	-	-	-	-	-
Purisima	DH	72	162	1	500	114	20,215	142	0.88	439
	UG	-	-	-	-	-	-	-	-	-
Purisima Bo	DH	54	105	1	450	58	15,044	123	1.17	404
	UG	-	-	-	-	-	-	-	-	-

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Vein	Type	Count	Mean	Min.	Max.	Median	Variance	Std. Dev.	CV	95th Percentile
Intermediate	DH	103	129	1	450	107	14,929	122	0.94	403
	UG	4,566	172	1	450	145	13,807	118	0.68	434
Intermediate 2	DH	80	160	1	500	131	20,696	144	0.90	437
	UG	2,706	269	1	500	264	22,796	151	0.56	500
Nombre De Dios	DH	100	84	1	400	50	8,884	94	1.13	273
	UG	3,235	136	1	500	97	15,660	125	0.92	419
Nombre De Dios 1.5	DH	106	101	1	400	54	12,543	112	1.11	388
	UG	1,139	118	1	450	84	12,016	110	0.93	363
Nombre De Dios 2N	DH	106	83	1	400	50	8,783	94	1.13	270
	UG	3,229	136	1	500	97	15,670	125	0.92	420
Nombre De Dios 2S	DH	70	106	3	410	68	11,127	105	0.99	312
	UG	3,069	224	1	550	190	24,955	158	0.70	550

Table 14.6: Descriptive statistics of composited Au grade by domain

Vein	Type	Count	Mean	Min.	Max.	Median	Variance	Std. Dev.	CV	95th Percentile
Melladito	DH	356	2.19	0.001	8.00	1.49	4.63	2.15	7.21	7.15
	UG	20,217	2.96	0.001	8.00	2.37	4.83	2.19	0.74	7.74
Melladito Bo	DH	71	2.47	0.007	7.88	1.79	4.37	2.09	0.85	6.18
	UG	5,308	2.66	0.001	8.00	2.15	4.27	2.07	0.78	7.06
Melladito South	DH	86	2.21	0.013	7.00	1.88	3.85	1.96	0.89	5.79
	UG	-	-	-	-	-	-	-	-	-
Purisima	DH	72	1.25	0.001	5.00	0.91	1.42	1.19	0.96	3.38
	UG	-	-	-	-	-	-	-	-	-
Purisima Bo	DH	54	2.17	1.000	5.00	1.92	3.38	1.84	0.85	5.00
	UG	-	-	-	-	-	-	-	-	-
Intermediate	DH	103	2.19	0.020	7.26	1.37	4.83	2.19	1.00	6.39
	UG	4,566	2.97	0.001	8.00	2.44	4.98	2.23	0.75	8.00
Intermediate 2	DH	80	2.64	0.013	10.00	1.81	7.04	2.65	0.90	7.85
	UG	2,706	4.56	0.001	10.00	4.16	9.78	3.13	0.69	10.00
Nombre De Dios	DH	100	1.43	0.001	6.00	0.54	3.28	1.81	1.26	5.97
	UG	3,235	2.04	0.001	7.00	1.21	4.27	2.07	1.01	7.00
Nombre De Dios 1.5	DH	106	1.13	0.021	4.50	0.806	1.06	1.03	0.91	3.07
	UG	1,139	1.85	0.001	6.00	1.46	2.31	1.52	0.82	5.42
Nombre De Dios 2N	DH	106	1.43	0.001	6.00	0.54	3.32	1.82	1.27	5.96
	UG	3,229	2.05	0.001	7.00	1.22	4.27	2.07	1.01	7.00
Nombre De Dios 2S	DH	70	1.99	0.033	6.00	0.93	4.33	2.08	1.04	6.00
	UG	3,069	2.88	0.001	6.00	2.63	3.82	1.95	0.68	6.00
14.4	Mineral Resource Estimation

The Mineral Resource estimation methodology and grade interpolation methodology applied to the current GMC Resource Estimates for the San Ignacio Mine are consistent with methodologies applied in the previous resource estimate for the San Ignacio Mine (Wunder, 2018).

14.4.1	Block Model Parameters

The block model was updated for all eleven veins. They all have a dimension of 2.5m x 2.5m x 2.5m. The model uses the Guanajuato local grid (Mapes), and north is true north.  The model was not rotated.  The extent of the block model is provided in Table 14.7. Block model coordinates are in local grid coordinates. Each block stored the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, and the grade of the closest composite.

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Table 14.7: Size and extent of block models

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Intermediate				Nombre de Dios
Easting	-6777	-6677	2.5	Easting	-6778	-6522	2.5
Northing	-1275	-888	2.5	Northing	-1235	-792	2.5
Elevation	2143	2380	2.5	Elevation	2158	2370	2.5
Intermediate 2				Nombre de Dios 1.5
Easting	-6669	-6567	2.5	Easting	-6618	-6429	2.5
Northing	-1424	-1162	2.5	Northing	-1509	-1181	2.5
Elevation	2109	2371	2.5	Elevation	2133	2321	2.5
Melladito				Nombre de Dios 2N
Easting	-6839	-6513	2.5	Easting	-6816	-6563	2.5
Northing	-1643	-850	2.5	Northing	-841	-403	2.5
Elevation	2095	2365	2.5	Elevation	2150	2386	2.5
Melladito BO				Nombre de Dios 2S
Easting	-6739	-6570	2.5	Easting	-6679	-6389	2.5
Northing	-1495	-1202	2.5	Northing	-1464	-1027	2.5
Elevation	2126	2344	2.5	Elevation	2142	2330	2.5
Melladito South				Purisima BO
Easting	-6585	-6040	2.5	Easting	-6426	-6121	2.5
Northing	-2306	-1596	2.5	Northing	-2326	-2043	2.5
Elevation	2037	2302	2.5	Elevation	2069	2291	2.5
Purisima
Easting	-6513	-5836	2.5
Northing	-2709	-2045	2.5
Elevation	2011	2294	2.5
14.4.2	Grade Variography

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each. The results indicated that while there is a demonstrable spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values.

14.4.3	Estimation Methodology (Grade Interpolation)

Inverse distance weighted to the power of three was used as the distance-weighted method to interpolate grade for all blocks. Block grades were interpolated from the drill-hole and underground composites for all the veins.  A minimum of two and a maximum of six composites were allowed for interpolation to each block. The interpolation involved three successive passes, whereby smaller search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, the full range was used and for the third pass four times the range was applied for each vein.

A summary of the variography for each of the updated veins at San Ignacio Mine is presented in Table 14.8.

Table 14.8: Summary of variography by vein & variable

Vein	Variable	Nugget	First Structure				Second Structure
			Sill1	Axi1	Axi2	Axi3	Sill2	Axi1	Axi2	Axi3
Melladito	Au	0.51	0.01	10	20	5	0.35	10	20	5
	Ag	0.47	0.02	10	30	5	0.25	10	20	5
Melladito Bo	Au	0.39	0.01	10	20	2.5	0.86	10	20	2.5
	Ag	0.36	0.05	10	20	2.5	0.09	10	20	2.5
Melladito South	Au	0.58	0.03	15	30	5	0.27	15	30	5
	Ag	0.53	0.02	15	30	5	0.23	15	30	5

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Vein	Variable	Nugget	First Structure				Second Structure
			Sill1	Axi1	Axi2	Axi3	Sill2	Axi1	Axi2	Axi3
Purisima	Au	0.43	0.01	15	30	5	0.22	15	30	5
	Ag	0.33	0.01	15	30	5	0.37	15	30	5
Purisima Bo	Au	0.47	0.01	15	30	5	0.78	15	30	5
	Ag	0.27	0.01	15	30	5	0.61	15	30	5
Intermediate	Au	0.33	0.02	10	30	5	0.17	10	30	5
	Ag	0.35	0.01	10	30	5	0.5	15	30	5
Intermediate 2	Au	0.56	0.11	10	30	2.5	0.11	8	25	2.5
	Ag	0.42	0.02	10	25	5	0.25	5	25	2.5
Nombre De Dios	Au	0.62	0.02	5	25	2.5	0.42	5	20	2.5
	Ag	0.65	0.06	7	25	2.5	0.33	7	25	2.5
Nombre De Dios 1.5	Au	0.49	0.01	7	30	5	0.28	7	20	2.5
	Ag	0.24	0.05	5	30	5	0.55	8	20	2.5
Nombre De Dios 2N	Au	0.44	0.01	10	20	5	0.20	5	10	2.5
	Ag	0.28	0.01	10	20	5	0.37	5	15	2.5
Nombre De Dios 2S	Au	0.59	0.11	7	25	5	0.05	9	20	2.5
	Ag	0.58	0.11	8	25	5	0.05	10	20	2.5

14.4.4	Core Recovery and RQD

Core Recovery characteristics and RQD analysed for all drill core samples obtained from within each of the mineralized zones for San Ignacio Mine is presented in Table 14.9. From 32,311 Recovery and RQD measurements, 617 samples were located within San Ignacio mineralized zones.

Table 14.9: Recovery and RQD by area

Vein	No. of Measurements	Avg. RQD %	Avg. Rec. %
Melladito	201	65	95
Melladito BO	33	68	98
Melladito South	44	44	87
Purisima	51	15	75
Purisima Bo	42	32	76
Intermediate	61	66	97
Intermediate 2	34	63	97
Nombre De Dios	50	71	96
Nombre De Dios 1.5	53	56	91
Nombre De Dios 2N	18	59	96
Nombre De Dios 2S	30	58	95
Total	617	54	91
14.4.5	Density

Specific gravity (“SG”) determinations for drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of three per mineralized zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded. The raw information is then entered into an Excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) - Mass Suspended (in Water))

A total of 11,614 samples were collected for bulk density determination from 394 diamond drill holes. The overall mean value of the 919 samples within the domains representing the veins was 2.64 g/cm3, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off. Table 14.10 summarizes the bulk density sample results for each domain of the San Ignacio Mine.

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Table 14.10: Bulk density grouped by vein

Domain	SG Reading
Melladito	2.63
Melladito Bo	2.66
Melladito South	2.63
Purisima	2.62
Purisima BO	2.65
Intermediate	2.65
Intermediate2	2.66
Nombre De Dios	2.63
Nombre De Dios 1.5	2.64
Nombre De Dios 2N	2.64
Nombre De Dios 2S	2.65
Average SG	2.64
14.5	Mineral Resource Classification
14.5.1	Resource Categories

The mineral resource estimates were classified as Measured, Indicated, and Inferred in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions).

This report containing the Measured and Indicated categories for San Ignacio, is based on multiple levels of development and the continuity of the veins along the level developments and between levels in the stoping. The Measured category was used for material +/-15 meters from development. The Indicated category was used for material +15 to 30 metres outwards of the Measured category. Outward of the Indicated category drill core samples constrained within one of the eight San Ignacio wireframes were used in the classification of Inferred Mineral Resource.

With development along levels, and stoping between levels, geological and grade continuity have been demonstrated at all domains except Melladito South, Purisima, and Purisima Bo which have been defined by drill core to date, resource blocks from these zones are only classified as Inferred.

14.6	Block Model Validation

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays for all domains. The block grades were observed to honour the composited grades reasonably well.

Block grade estimates for all resources were compared with drill-hole and underground channel sample composite grades. Generally, it is considered more appropriate to compare drill composites and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones. As such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison. Table 14.11 and Table 14.12 summarize the comparison of the estimated grade (produced by the block model) vs the sample composite grade for drill hole and underground samples, respectively.

Table 14.11: Comparing block grade vs composited DDH samples

Vein	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Melladito	81	80	1%	2.32	2.19	6%
Melladito BO	75	55	36%	2.66	2.47	8%
Melladito South	73	101	-28%	1.94	2.21	-12%
Purisima	130	162	-20%	1.16	1.25	-7%
Purisima BO	57	105	-46%	1.41	2.17	-35%
Intermediate	123	129	-5%	2.21	2.19	1%
Intermediate2	179	160	12%	2.71	2.64	3%
Nombre De Dios	94	84	12%	1.22	1.43	-15%
Nombre De Dios 1.5	88	101	-13%	1.17	1.13	4%
Nombre De Dios 2N	117	83	41%	1.60	1.43	12%
Nombre De Dios 2S	139	106	31%	1.68	1.99	-16%
Total	105	106	2%	1.83	1.92	-5%

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Table 14.12: Comparing block grade vs composited U/G samples

Vein	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Melladito	81	113	-28%	2.32	2.96	-22%
Melladito BO	75	71	6%	2.66	2.66	0%
Melladito South	73	-	-	1.94	-	-
Purisima	130	-	-	1.16	-	-
Purisima BO	57	-	-	1.41	-	-
Intermediate	123	172	-28%	2.21	2.97	-26%
Intermediate2	179	269	-33%	2.71	4.56	-41%
Nombre De Dios	94	136	-31%	1.22	2.04	-40%
Nombre De Dios 1.5	88	118	-25%	1.17	1.85	-37%
Nombre De Dios 2N	117	136	-14%	1.60	2.05	-22%
Nombre De Dios 2S	139	224	-38%	1.68	2.88	-42%
Total	105	155	-24%	1.83	2.75	-29%
14.7	Cut-Off Grade

The cut-off values are based on variable mine operating costs (variable costs include mine costs, plant costs and administration costs) and are stated in US$/tonne. The full cost cut-off value as calculated by the mining operation staff was US$100/tonne. The grades assigned to each “block” in the block model were used to estimate a NSR (Net Smelter Return) for each block using an NSR “calculator” which takes into effect metal prices (long term projected to be US$15.80/oz silver and US$1,290./oz gold), mill metal recoveries (88% for silver, and 87% for gold), concentrate shipping charges, and proprietary smelter terms. Blocks with an NSR value equal to or greater than the operations full cut-off costs were tabulated into the Mineral Resource Estimate for each zone.

The cut-off value was applied to each block estimated in the resource block model. If the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This TR provides a resource estimate for reporting purposes only and it is up to the San Ignacio Mine planning department staff to consider and determine what can be mined.

14.8	Statement of Mineral Resources

The San Ignacio Mine contains estimated Measured and Indicated Mineral Resources of 386,417 tonnes above a US$100/tonne NSR cut-off, at an average grade of 159g/t silver and 3.03g/t gold, for a total of 4,980,737 equivalent silver ounces (“Ag eq oz”).  This includes Measured Mineral Resources of 314,863 tonnes at an average grade of 156g/t silver and 3.06g/t gold, for a total of 4,053,537 Ag eq oz and Indicated Mineral Resources of 71,554 tonnes at an average grade of 173g/t silver and 2.87g/t gold, for a total of 927,201 Ag eq oz. In addition, estimated Inferred Mineral Resources are 501,870 tonnes at an average grade of 149g/t silver and 2.69g/t gold, for 5,877,391 Ag eq oz. The Mineral Resource Estimates grouped by domain is presented in Table 14.14.

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

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Table 14.13: Mineral Resource Estimate 2019

Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED
Nombre de Dios 2N	36,516	192	225,080	3.14	3,683	443	519,713
Nombre de Dios 1.5	16,004	191	98,473	2.20	1,130	367	188,880
Nombre de Dios 2S	32,341	221	229,655	2.49	2,594	420	437,135
Nombre de Dios	39,311	170	214,687	2.59	3,274	377	476,573
Melladito	79,526	106	270,771	3.46	8,848	383	978,582
Melladito BO	37,437	104	124,950	3.61	4,346	393	472,596
Intermediate	51,135	153	251,274	3.01	4,954	394	647,619
Intermediate 2	22,593	220	159,958	2.97	2,156	458	332,438
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Measured	314,863	156	1,574,848	3.06	30,984	400	4,053,537
INDICATED
Nombre de Dios 2N	15,265	237	116,267	3.37	1,653	506	248,500
Nombre de Dios 1.5	1,640	181	9,545	1.65	87	313	16,489
Nombre de Dios 2S	12,937	217	90,426	2.57	1,069	423	175,984
Nombre de Dios	5,396	128	22,140	2.05	355	291	50,537
Melladito	12,218	78	30,722	3.60	1,416	367	144,006
Melladito BO	2,957	103	9,819	3.41	324	376	35,724
Intermediate	11,007	149	52,712	2.55	901	353	124,805
Intermediate 2	10,136	204	66,542	2.48	808	403	131,154
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Indicated	71,554	173	398,172	2.87	6,613	403	927,201
MEASURED & INDICATED
Nombre de Dios 2N	51,781	205	341,348	3.21	5,336	461	768,213
Nombre de Dios 1.5	17,644	190	108,018	2.15	1,217	362	205,369
Nombre de Dios 2S	45,278	220	320,081	2.52	3,663	421	613,120
Nombre de Dios	44,707	165	236,827	2.52	3,629	367	527,111
Melladito	91,743	102	301,492	3.48	10,264	381	1,122,588
Melladito BO	40,394	104	134,769	3.60	4,669	391	508,320
Intermediate	62,141	152	303,986	2.93	5,855	387	772,424
Intermediate 2	32,729	215	226,500	2.82	2,964	441	463,593
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Meas. & Ind.	386,417	159	1,973,021	3.03	37,596	401	4,980,737
INFERRED
Nombre de Dios 2N	74,315	175	418,791	2.22	5,315	353	844,023
Nombre de Dios 1.5	4,202	125	16,901	2.43	328	319	43,132
Nombre de Dios 2S	21,166	174	118,729	2.81	1,909	399	271,472
Nombre de Dios	9,909	138	44,012	2.52	804	340	108,297
Melladito	15,783	58	29,639	3.10	1,571	306	155,343
Melladito BO	1,507	108	5,217	3.84	186	415	20,103
Intermediate	6,635	142	30,316	2.69	573	357	76,187
Intermediate 2	10,668	155	53,232	2.46	845	352	120,847
Melladito South	187,424	101	605,907	3.12	18,809	350	2,110,615
Purisima BO	59,523	157	300,775	3.20	6,124	413	790,694
Purisima	110,738	220	781,966	1.95	6,934	375	1,336,678
Total Inferred	501,870	149	2,405,484	2.69	43,398	364	5,877,391

Notes:

1.	Vein bulk density of 2.64 tonnes / m3
2.	Measured, Indicated, and Inferred Mineral Resources are reported at a full cost cut-off Net Smelter Return (NSR) of US$100/tonne.
3.	Totals may not agree due to rounding.
4.	Grades in metric units; and contained silver and gold in troy ounces.
5.	A minimum mining width of 0.50 meters was used.
6.	Mineral Resources are estimated using metal prices of US$15.80/oz Ag and US$1,290/oz Au (based on 3 year back averages); and metallurgical recoveries of 88% for Ag, 87% for Au.
7.	2019 Mineral Resource Ag Eq oz were calculated using 80:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2019.

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14.9	Comparison with Previous Mineral Resource Estimate

The previous Mineral Resource Estimate which has an effective date of August 31, 2017 is compared to the present Mineral Resource Estimate in Table 14.14 below. The Measured Resource classification in the current resource update provides a 61% decrease in contained gold and 57% decrease in contained silver and a 56% decrease in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 61% decrease in contained gold and 55% decrease in contained silver and 55% decrease in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, an increase of 0.4% in contained silver and decrease of 3% in contained gold, and 6% increase in contained silver equivalent ounces over the previous report. The decrease in Measured and Indicated Resources is reflective of mining production within the effective period, higher NSR cut-off, and greater constraints to wireframe widths.

Table 14.14: Comparison of 2017 to 2019 Mineral Resources

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2019	314,863	156	1,574,848	3.06	30,984	405	4,053,537
Total Measured 2017	801,468	142	3,655,447	3.09	79,724	360	9,283,955
Measured Difference	-61%	10%	-57%	-1%	-61%	12%	-56%
Total Indicated 2019	71,554	173	398,172	2.87	6,613	419	927,201
Total Indicated 2017	196,949	139	878,805	2.68	16,991	328	2,078,368
Indicated Difference	-64%	25%	-55%	7%	-61%	28%	-55%
Total M&I 2019	386,417	159	1,973,021	3.03	37,596	408	4,980,737
Total M&I 2017	998,417	141	4,534,252	3.01	96,715	354	11,362,323
M&I Difference	-61%	12%	-56%	0.4%	-61%	15%	-56%
Total Inferred 2019	501,870	149	2,405,484	2.69	43,398	369	5,877,391
Total Inferred 2017	573,431	130	2,395,220	2.44	44,911	302	5,565,972
Inferred Difference	-12%	15%	0.4%	10%	-3%	22%	6%
14.10	Reconciliation

A high-level reconciliation review was completed to test the assumptions made in the Mineral Resource estimation against production records. The reconciliation review was completed for the period between the last San Ignacio NI43-101 report (August 31, 2017) and the effective date of this report (July 31, 2019). Stope outlines from August 31, 2017 were subtracted from corresponding stope outlines of July 31, 2019 and the remaining outlines were “cookie-cuttered” from this report’s block models to derive a total tonnes and corresponding grades mined. From this total, blocks with less than US$71/tonne value were subtracted, as low-grade material would have been used as stope back-fill and not shipped to the mill. These remaining tonnes and associated grades were diluted 10% and compared to the Company production record for the same time period (Table 14.16). From a high-level perspective the block model (diluted and >US$71/tonne value) versus milled ore has higher tonnes (439,981t versus 382,728t) and silver grade (128g/t versus 107g/t), and similar gold grade (2.69g/t versus 2.61g/t), respectively.

The authors consider the reconciliation effort and results produced reasonable.

Table 14.15: Reconciliation of block model to production

Domain	Tonnes	Ag (g/t)	Au (g/t)	Ag eq (g/t)
ND2N	15,727	153	2.40	345
ND1.5	23,085	110	1.63	240
ND2S	38,856	200	2.45	396
NDD	97,495	126	1.81	271
Melladito	159,574	102	3.03	345

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Domain	Tonnes	Ag (g/t)	Au (g/t)	Ag eq (g/t)
Melladito BO	84,808	56	2.47	254
Intermediate	56,845	146	2.52	348
Intermediate 2	28,399	255	3.78	558
Total Rec	504,788	122	2.56	327
Rec >71 Cut off	399,982	142	2.99	381
10% Diluted	439,981	128	2.69	343
Production	382,728	107	2.61	316

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15.0	Mineral Reserve Estimates

No mineral reserve estimates were completed in this report, nor have ever been estimated for the San Ignacio Mine. The Company has not established reserves at the San Ignacio Mine due to the following reasons:

•	Establishment of Measured and Indicated resource estimates only with associated development, sampling and mining in the mineralized zones
•	Geological nature of the deposit type and mineralized zones
•	Associated costs of 3rd party mineral reserve estimation when the Company is already in production from these zones

The Company has made production decisions to enter production at the GMC at both the Guanajuato Mine (2006) and the San Ignacio Mine (2013). The Company has not based these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. Thus, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the mines at the GMC or the costs of such recovery.  As the GMC, does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of these operations.

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16.0	Mining Methods

Production from GMC mines since beginning operations in Mexico is summarized in Table 16.1. The Company initially focused on increasing production throughput however in 2008 the company focused on increasing grade resulting in a reduction in tonnage produced. San Ignacio Mine production began at the end of November 2013. The increase in production shown in the years 2014 to 2017 in Table 16.1 reflects the increase in production from the San Ignacio Mine. In 2018 production wanes at Guanajuato and is increasingly dominated by San Ignacio Mine, while in 2019 production is solely San Ignacio Mine with Guanajuato Mine placed on a C&M basis.

Table 16.1: GMC production as of July 31, 2019

Year	Tonnes Mill/ Guanajuato Mine	Tonnes Mill/ San Ignacio Mine	Total Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1,2]	-	106,154	106,154	352,918	7,961
Total	970,860	872,462	2,914,344	13,815,134	163,758

Source: Great Panther Annual reports for 2006 to 2018 inclusive

1.	2006-2015 reported figures reflect tonnes milled; 2016-2019 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled. Information sourced from Great Panther Annual reports.
2.	2019 details from production records to July 31, 2019

From September 1, 2017 to December 31, 2018 (date placed in C&M) the production for the Guanajuato Mine was sourced from Cata, Santa Margarita, Los Pozos, Guanajuatito, Valenciana and Promontorio areas. The production was achieved with a work force that operated 6 days per week to obtain a total production of 129,268 tonnes, producing on average 226 tonnes per operating day. The San Ignacio Mine had a production of 382,719 tonnes in the same period, producing on average 669 tonnes per operating day. The overall total production for the GMC averaged 898 tonnes per operating day during the period from September 1, 2017 to July 31, 2019.

16.1	Cut and Fill Mining Method

Typically, all zones at the GMC are extracted by the Cut & Fill mining method. A brief description of the Cut & Fill mining method is as follows:

An access ramp approximately 3.5 meters (width) by 3.5 metres (height) is located at the bottom of the vein, from which development drifts are advanced along the zone to open headings at the mine blocks. Sub-levels off the access ramp are between 20 and 35 meters apart with attack drifts to the zone averaging from 20 to 40 meters in length.

The mining sequence begins with the development of a crosscut off the access ramp into the mineralized level. A heading is developed up to the economic limit of the predefined block, where exploration definition drilling is completed to define the limits of the block. Subsequently, the zone is excavated along its length (using jack-leg drills) through two headings (180 degrees apart). Depending on the width of the vein, the cut width may be 2.4 meters or 1.8 meters to minimize dilution. Depending on the width of the vein, ground support may be necessary which can include rock bolts and mesh. The back of each cut along the length the zone is composite sampled to provide additional assay confirmation prior to mining the next lift. The cut is then back-filled with waste material utilizing a Scoop-Tram. When the filling is finished, a new cut into the stope block is initiated above the previous cut (breasting), restarting the cycle.

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Overall development in ore is completed with either jack-leg drills or a 16ft Jumbo. 3.5 yard and 4.0 yard Scoop-Trams are used for ore handling with either 10 ton or 18 ton trucks used to transport the ore.

The stability of the rock was evaluated in 2010 by Roland Tosney, Consulting (Geotechnical Engineer). Cement resin bolts are required for excavations up to 5 meters in height. For excavation heights greater than 5 metres but less than 9 metres, cable anchor bolts are installed for additional support. Four-meter cable bolts are installed where holes are drilled by the Jumbo. In areas requiring openings greater than 9 metres vertical, permanent columns of rock are left.

The mining at San Ignacio began in the third quarter of 2013. As of July 31, 2019, a total of 872,462 tons of ore have been produced from the San Ignacio Mine.

Workers operate on three 8-hour shifts from Monday to Saturday. Four separate contractors operate the development and production of the mine. The contractors provide supervisors and the company provides supervisors and a superintendent to over seen the operation. In addition, there is a services team and a security team.

Cut and Fill mining is used to extract material defined by mining blocks. The main ramp (4.5 metres wide by 4.5 metres high) has a slope of 12%. It was developed using a single-arm electric Jumbo, a 6-yard Scoop Tram, and a combination of conventional 20-tonne trucks and an underground truck.

Electricity is supplied to the mine through the Mexican national power grid. The mine utilizes forced air ventilation supported by electric fans, two electric air compressors with 1,000cfm and 100psi. and 50 - 60 gallon per minute pumps for extracting mine water.

The mineralized rock is transported by truck to the Cata plant using conventional 20-tonne trucks.

The 450N section (Figure 16.1) shows the distribution of the various veins and the associated development along Veta Melladito, Intermediate, Nombre de Dios and Intermediate 2 veins.

Sections 450N (Figure 16.1), 1000N(Figure 16.2), and 400S (Figure 16.3), and plan views at 2,275 masl (Figure 16.4) and 2,175 masl (Figure 16.5) elevations show the distribution of the various veins and associated development along Melladito, Intermediate, Nombre de Dios, and Purisima veins.

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Figure 16.1: Mine development along Melladito, Intermediate & Nombre de Dios structures, cross section 450N

Figure 16.2: Mine development along Nombre de Dios 2N structure, cross section 1000N

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Figure 16.3: Mine development along Purisima & Melladito South structures, cross section 400S

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Figure 16.4: Mine development and veins along 2275masl, northern plan view

257,750 mE
258,000 mE
LEGEND
Drill trace
Drill trace related to updated resource
Great Panther U/G development
Historical U/G development
Vein slice
BLOCK MODEL REMAINING
NSR Value (USD)
>= $300
$200 - $300
$150 - $200
$71 - $150
< $71
Nombre de Dios 2N
1000N
Intermediate
Nombre de Dios
800N
SANTA AURELIA SHAFT
Melladito
Eastern Extent of Mineral Claim
600N
SAN FRANCISCO SHAFT
Nombre de Dios
Intermediate 2
SAN IGNACIO RAMP
450N
400N
Nombre de Dios 1.5
Melladito BO
Nombre de Dios 2S
Melladito
000
SAN PABLO SHAFT
0
100
metres
GREAT PANTHER MINING LTD.
San Ignacio Mine
Guanajuato State, Mexico
Mine Development
2275 masl Vein Plan
July 2019
as shown
16.4
258,000 mE
258,250 mE
258,500 mE
2,329,250 mN
2,329,000 mN
2,328,750 mN
2,329,500 mN
2,329,250 mN
2,329,000 mN

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Figure 16.5: Mine development and veins along 2175masl, southern plan view

258,000 mE
258,250 mE
258,500 mE
LEGEND
Drill trace
Drill trace related to updated resource
Great Panther U/G development
Historical U/G development
Vein slice
BLOCK MODEL REMAINING
NSR Value (USD)
>= $300
$200 - $300
$150 - $200
$71 - $150
< $71
Nombre de Dios 1.5
Melladito
Melladito South
RUL SHAFT
PURISIMA SHAFT
ROSARIO SHAFT
Ramp
Purisima BO
NUEVO SHAFT
Xo. 2185-411
Xo. 2180-385
Historically Mined Area
Purisima
Purisima BO
400S
Eastern Extent of Mineral Claim
0
100
metres
GREAT PANTHER MINING LTD.
San Ignacio Mine
Guanajuato State, Mexico
Mine Development
2175 masl Vein Plan
July 2019
as shown
2175masl / 50m
16.5
2,328,750 mN
2,328,500 mN
2,328,250 mN
2,328,000 mN
2,327,750 mN
258,500 mE
258,750 mE

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17.0	Recovery Methods
17.1	Ore Processing Description

The GMC mineral processing plant processes approximately 872 tonnes per operating day (January 1 - July 31, 2019) or 508 tonnes per calendar day. The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product (Figure 17.1).

The ore is delivered by truck from GMC’s mines to the ore processing yard at Cata which has a storage capacity of 1,500 tonnes. The material is fed onto a gravity fed grizzly with 12-inch steel grid openings where it falls into a hopper with a capacity of 1,000 tonnes where ore processing begins.

Figure 17.1: Metallurgical plant process flow sheet

ACTUAL PROCESSING FLOW SHEET 900 TON PER DAY OF 1,000 DESIGNED
-12"
-2"
-3"
- 3/8"
A.- Automatic Fine Ore Sampling
90 % to -1/4
79 % to -200 mesh
B.- Automatic Ore head Sampling
FINAL CONCENTRATE TO THE THICKENER
C.- Automatic Final Concentrate Sampling
FINAL CONCENTRATE TO THE CONCENTRATE YARD
Automatic Lift
FINAL TAIL
D.- Automatic Tails Sampling
1
2
3
4
5
6
7
8
9
10
11
12.1
12.2
12.3
13
14
15,1
15,2
15,3
15,4
15,5
16
17
18
19
20
1. Coarse ore bin -1000 tonnes.
2. Apron feeder - 3ft x 10ft.
3. Grizzly - 3ft x 7ft.
4. Primary jaw crusher- Pettibone, 24in x 36in.
5. Trash magnet Eriez Magnetic - 7500 watts.
6. Vibratory screen- Ludovici, 6ft x 20ft.
7. Secondary cone crusher - Metso HP300
8. Secondary cone crusher-Symonds 5 ½ ft short head.
9. Fine ore bin - 3 x 600 tonnes.
10. Hydrocyclone classifier - 10" diam.
11. Regriding Mill 4 X 5 Feet.
12. Ball mill -3 x Denver, 7ft x 14ft. (1, 2, 3)
13. Hydrocyclone classifier - 15" Diam and Gmax.1020.
14. Conditioner Tank
15:1,2 Primary rougher flotation cells x2 Outotec Cell Tank
15:3,4,5 Secondary rougher flotation cells x3 Outotec Cell Tank
16. Scavenger flotation cells - 8 x Wemco, 100ft 3
17. Primary cleaner flotation cells -3 x Wemco, 100ft 3
18. Secondary cleaner flotation cells -3 x Wemco, 100ft 3
19. Thickener tank - 30 ft x 10ft.
20. Automatic Press Filter 30 plates
GREAT PANTHER MINING LTD.
Guanajuato Mine Complex
Guanajuato States, Mexico
Cata Metallurgical Plant
Process Flow Sheet
Date
July 2019
Scale
Datum
Figure
17.1

17.1.1	Crushing & Grinding Circuits

The ore from the 1,000-tonne capacity hopper is transferred along a 48-inch-wide belt to a 24 inch by 36-inch PettiBone jaw crusher where the 12-inch feed is reduced to less than 3-inch diameter. The feed from the jaw crusher exits along a 36-inch-wide belt and feeds a 6 ft wide by 20 ft long double bed vibrating Ludowici screen. The Ludowici screen separates the feed by size with the upper bed separating material greater than 1 inch and the lower bed separating material less than ¼ inch. This ¼ inch “fine” material is then fed along a 24-inch belt to a hopper prior to grinding (currently feed on average of 88% less than ¼ to the mill). The over size from the Ludowici screen is fed to a Metso (300HP) secondary cone crusher for further size reduction which is then fed back to the Ludowici screen along a 24-inch belt to ensure the material is the appropriate size for the mill. The crushing circuit has a backup Simmons 5½ short head cone crusher that is utilized as needed.

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17.1.2	Milling

Immediately after the crushing, the ore is stored in a series of "fines hoppers" which has a capacity of 1,800 tonnes. This material passes through chutes at the bottom of the hopper to feed three 24 inch wide belts where the material is weighed (continuous weighing scale) and fed into three twin Denver of 7 ft by 14 ft ball-mills which are coated inside by a chromium-molybdenum alloy shield on the surface of the cylinder and natural rubber on the "heads". The grinding material used in these mills are 2.5-inch diameter high chrome alloy cast balls. The ¼ inch crushed material enters the ball mill where the movement, impacts and attrition from the balls promotes the wet pulverization of the mineral which is discharged by the mill as a "thick mineral pulp" where approximately 70% of the material by weight is solid and the remaining 30% is water. This thick mineral pulp is then diluted by adding water and feeds into 4 inch by 3 inch Krebs pumps where the material then feeds a series of Gmax G10 hydro-cyclone classifiers (two cyclones per mill) which carry out the classification of fines before entering the flotation circuit (75% of the material passing minus 200 meshes with automatic sampling). The average content of this material is 28% solid by weight and 72% water. The oversize material is returned to the mill for re-grinded in the closed circuit which has a "circulating load" of 350% thus ensuring the best release of the particles of interest. At this stage of grinding, reagents are added as the ore enters the mills. This includes the addition of two specific reagents which promote the recovery of gold and silver (promoter MaxGold 900 and promoter 7310, both Cyteg brand products).

17.1.3	Flotation Circuits

After grinding and conditioning by the initial reagents the material enters a 20 cubic meter capacity tank where additional reagents are added (promoter, collector and surfactant, Promoter 7310, Aerophine 3416 both Cyteg and cc-1065 SF surfactant brand PQM) and agitation incorporates these reagents into the mineral pulp. This material then enters the primary rougher flotation cells consisting of two stirred cell tanks that are 5 cubic metres each (made by Outotec) where a primary concentrate is obtained (paddled and spills over the edge of both cells where it is collected). Two stages of clean-up are required for this material prior to feeding the next stage of thickening which occurs in the in the primary and secondary cleaner flotation cells consisting of two banks of Wemco-type cells (6 cubic metres each and three cells per bank). Cell discharge continues as the material cascades toward the secondary rougher flotation cells consisting of 3 Outotec No. 5 cells which are each 5 cubic metres capacity. The spills from these cells are fed to a medium grained material tank that will partially return to flotation after a regrind stage.

The discharge from the Outotec No.5 cells feed a bank 8 Wemco type scavenger cells with a total capacity of 20 cubic metres. At this stage the spills of the bank of 8 cells join the spills from the previous 3 Outotec No. 5 cells and it is sent to a 4 ft by 5 ft regrind mill and passes to a hydro-cyclone classifier with the spill then entering the 20 meter conditioning tank along with the grinding product. The discharge enters the closed circuit to the 4 ft x 5 ft mill.

The material then enters an automatic filter press with 30 plates. The final concentrate has an average water content of 8% by weight.

It is worth mentioning that the rest of the reagent necessary for the flotation process are introduced at the beginning of the bank of scavenger cells and the current "modular" system of cells allows the Company to change flows to make the process more efficient, depending on the head grades feeding the mill. The discharge of the scavenger bank, containing on average 28% solid, is sent through a series of pumps to the tailings dam (after automatic sampling) 984 meters away. The pumps used for this discharge are 2 - 6 inch by 4-inch Warman 100 hp pumps.

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17.1.4	Thickening & Filtration

The product from the secondary cleaner flotation cells is sent via 15 hp Gallagher pump through an automatic sampler before entering a 230 cubic meter settling tank. Thickening results in material containing 50% to 70% solids by weight which is then sent to the filtering stage. During this stage water is recovered, recirculated and utilized at the beginning of the milling stage.

For the filtration stage, a Clever filter press with 30 plates is utilized (63 x 63 cm each plate). Material from the thickener is fed into the filter pack through an Abel piston pump where the maximum possible amount of water is removed by means of compressive pressure. The resulting filtered concentrate contains on average 12% humidity. The concentrate is then sampled, weighed and stored in the concentrate yard prior to sale and shipment.

17.1.5	Production History

Table 17.1 summarizes the production at GMC. The tonnes and ounces of silver and gold include the San Ignacio Mine since 2013. The information is current as of July 31, 2019.

Table 17.1: GMC production as of July 31, 2019

Year	Tonnes Mill/ Guanajuato Mine	Tonnes Mill/ San Ignacio Mine	Total Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1,2]	-	106,154	106,154	352,918	7,961
Total	970,860	872,462	2,914,344	13,815,134	163,758

Source: Great Panther Annual reports for 2006 to 2018 inclusive

1.	Mid-2016 to 2018 San Ignacio and Guanajuato Mine ores blended, so use mined tonnes for GTO and SI
2.	Information to July 31, 2019
17.2	Metallurgical Tests Summary

Metallurgical tests are completed to optimize the consumption of reagents and overall milling process in order to obtain the maximum recovery and to complying with the concentration of grades required. All metallurgical tests are completed internally. A summary of the results for the November and December 2015 metallurgical tests are as follows in Table 17.2.

Table 17.2: 2015 metallurgical test summary

Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Metallurgical Balance 70%-30%
concentrate	34	3.40	56.96	5,351	1.94	181.93	71.23	71.38	2.32	251.00
scavenger	42	4.20	7.73	857	0.32	35.99	11.94	14.12	REC. Au	REC. Ag
Tails	924	92.40	0.50	40	0.46	36.96	16.82	14.50	83.18	85.50
Totals	1000	100.00	2.72	255			100.00	100.00
Metallurgical Balance 60%-40%
concentrate	41	4.10	44.66	3,861	1.83	158.30	65.53	71.74	4.57	278.00
scavenger	28	2.80	19.43	930	0.54	26.04	19.47	11.80	REC. Au	REC. Ag

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Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Tails	931	93.10	0.45	39	0.42	36.31	14.99	16.46	85.01	83.54
Totals	1000	100.00	2.79	221			100.00	100.00
Metallurgical Balance 50%-50%
concentrate	40	4.00	56.97	4,163	2.28	166.52	69.25	69.91	2.79	214.00
scavenger	25	2.50	18.11	1,071	0.45	26.78	13.76	11.24	REC. Au	REC. Ag
Tails	935	93.50	0.60	48	0.56	44.88	16.99	18.84	83.01	81.16
Totals	1000	100.00	3.29	238			100.00	100.00
Metallurgical Balance 50%-50%
CONC. 1 L	107	2.14	141.86	5,827	3.04	124.72	81.09	74.22	3.22	171.00
scavenger	115	2.29	3.99	142	0.09	3.26	2.44	1.94	REC. Au	REC. Ag
Tails 1 L	101	2.02	8.75	362	0.18	7.32	4.73	4.36	88.26	80.52
Tails	4677	93.54	0.47	35	0.44	32.74	11.74	19.48
Totals	5000	100.00	3.74	168			100.00	100.00
Metallurgical Balance Test Xantato Isopropilico
Conc. 2 L.	6	0.30	1341.93	37,912	4.03	113.74	74.69	61.59	4.44	146
scavenger	37	1.85	17.05	703	0.32	13.01	5.85	7.04	REC. Au	REC. Ag
Tails 1 L.	28	1.40	11.97	721	0.17	10.09	3.11	5.47	86.40	78.14
Tails 2 L	7	0.35	42.19	2,134	0.15	7.47	2.74	4.04
Tails finales	1922	96.10	0.76	42	0.73	40.36	13.60	21.86
Totals	2000	100.00	5.39	185			100.00	100.00
Metallurgical Balance San Ignacio Low Grade
concentrate	41	4.10	55.41	1,737	2.27	71.22	74.51	60.04	2.84	127
scavenger	44	4.40	2.88	287	0.13	12.63	4.16	10.65	REC. Au	REC. Ag
Tails	915	91.50	0.71	38	0.65	34.77	21.34	29.31	70.69	78.66
Totals	1000	100.00	3.05	119			100.00	100.00
Metallurgical Balance Test Xantato Amilico
concentrate	29	2.90	89.44	2,881	2.59	83.55	72.33	67.38	3.05	126
scavenger	25	2.50	15.70	445	0.39	11.13	10.95	8.97	REC. Au	REC. Ag
Tails	946	94.60	0.63	31	0.60	29.33	16.73	23.65	76.35	83.27
Totals	1000	100.00	3.59	124			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 75% a -200
concentrate	40	4.00	57.16	1,903	2.29	76.12	68.53	60.46	3.1	132
scavenger	34	3.40	13.92	429	0.47	14.59	14.18	11.59	REC. Au	REC. Ag
Tails	926	92.60	0.62	38	0.58	35.19	17.29	27.95	72.05	82.71
Totals	1000	100.00	3.34	126			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 82%-200
concentrate	41	4.10	72.01	2,301	2.95	94.34	80.04	73.76	3.21	135
scavenger	49	4.90	4.77	165	0.23	8.09	6.34	6.32	REC. Au	REC. Ag
Tails	910	91.00	0.55	28	0.50	25.48	13.62	19.92	80.08	86.38
Totals	1000	100.00	3.69	128			100.00	100.00
Metallurgical Balance Test San Ignacio 70%
concentrate	60	6.00	45.39	1,495	2.72	89.70	76.37	71.27	2.9	124
scavenger	52	5.20	7.67	200	0.40	10.40	11.18	8.26	REC. Au	REC. Ag
Tails	888	88.80	0.50	29	0.44	25.75	12.45	20.46	79.54	87.55
Totals	1000	100.00	3.57	126			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
concentrate	30	3.00	102.75	3,017	3.08	90.51	78.03	68.96	3.67	141
scavenger	31	3.10	14.25	345	0.44	10.70	11.18	8.15	REC. Au	REC. Ag
Tails	939	93.90	0.45	32	0.43	30.05	10.79	22.89	77.11	89.21
Totals	1000	100.00	3.95	131			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
concentrate	63	6.30	34.09	1,004	2.15	63.25	78.37	65.91	3	130
scavenger	51	5.10	2.99	155	0.15	7.91	5.56	8.24	REC. Au	REC. Ag
Tails	886	88.60	0.50	28	0.44	24.81	16.07	25.85	74.15	83.93

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Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	A Ag g
Totals	1000	100.00	2.74	96			100.00	100.00
Metallurgical Balance Test Santa Margarita
Conc. Prim.	50	5.00	68.03	2,171	3.40	108.55	78.99	71.71	3.80	145.00
Conc. scav.	28	2.80	12.58	443	0.35	12.40	8.18	8.19	REC. Au	REC. Ag
Tails	922	92.20	0.60	33	0.55	30.43	12.83	20.10	87.17	79.90
Totals	1000	100.00	4.31	151			100.00	100.00

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

18.0	Project Infrastructure

The San Ignacio Mine is located 360 km northwest of Mexico City and is situated 10km west of the city of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following items.

The surface and underground infrastructure at the San Ignacio Mine includes the following:

•	Underground workings from surface to approximately 100 metres below surface including ramps and several levels
•	Connection to the national grid for the supply of electric power and sub-station facility
•	Conventional and mechanized underground mining equipment
•	Mine maintenance shop and associated office and stores, and diesel storage facility
•	Access road and mine waste dumps

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19.0	Market Studies & Contracts
19.1	Market Studies

The principal commodities at the GMC Guanajuato and San Ignacio Mines are iron sulphide (pyrite) concentrates containing gold and silver. Penalty elements are negligible. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world along with traders who purchase such concentrates.

19.2	Contracts
19.2.1	Guanajuato Mine

The Guanajuato Mine is on C&M without production as of December 31, 2018. None the less, contract employees and contracted services under the direction of Company employed management run the processing plant at Guanajuato Mine, and manage the San Ignacio Mine operation. There are several contracts in place for:

•	Diamond drilling in the mine (one contractor)
•	Seven contracts for the supply of labor and services in the mines (including the plant at Guanajuato Mine)
•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments
•	Sales of concentrates to traders and smelters
•	Security services on surface and underground
19.2.2	San Ignacio Mine

San Ignacio is an operating satellite mine of the GMC using employees and contracted services under the direction of Company employed management. There are several contracts in place for:

•	Seven contracts for the supply of labor and services in the mines
•	Surface haulage of ores from San Ignacio to GMC processing plant
•	Security services on surface

The mine maintenance contract is a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Several of the mining contracts include rates for the use of Company equipment (Scoop Tram, trucks, jumbos, etc.).

Security personnel are contracted based upon a daily rate per man.

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20.0	Environmental Studies, Permitting, & Social or Community Impact
20.1	Environmental Regulatory Framework in Mexico

The Mexican Constitution establishes in Article 27 that natural resources are part of the nation's heritage and that it is therefore the Federal Government that regulates resource management. Although the Mining Legislation for Mexico emanates from Article 27, there are many secondary laws that complement the regulatory framework.

The mining legislation provides that the owners of mining concessions and assignments, regardless of the date of their attribution, are obliged to comply with the provisions applicable to the mining-metallurgical industry in terms of ecological balance and protection of the environment, in accordance with the legislation and applicable regulations in the different areas (environmental impact, use of land and water, generation of waste, emissions to the atmosphere, etc.). The regulations of the Mining Law establish, for its part, that the granting of concessions and mining assignments does not exempt its holders from the obligation to comply with the provisions on environmental, labour, social assistance and use and handling of explosives, as contained in the applicable legislation. Emphasizing that for the extraction of minerals, concessionaires must comply with the different federal and state laws that apply to the type of operation in question.

At the federal level, the unit authorized to generate, apply, supervise and monitor compliance with environmental regulations is the Ministry of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales SEMARNAT). Among its most important organizations linked to mining activity are the National Water Commission (Comision Nacional del Agua CONAGUA), the National Commission of Natural Protected Areas (Comision Nacional de Areas Protegidas CONANP) and the Federal Office of Environmental Protection (Procuraduria Federal de Proteccion al Ambiente PROFEPA).

There are also regulations and procedures at the state and municipal level. In the first case, the unit responsible for monitoring compliance in environmental matters is the Institute of Ecology (Instituto de Ecologia) for the State of Guanajuato and at the municipal level, it is the General Directorate of Ecology and Environment (Dirección General de Ecología y Medio Ambiente).

The laws and regulations in force for mining activity in Mexico and related to the care of the environment, are:

•	Constitución Política de los Estados Unidos Mexicanos
•	(Political Constitution of the United Mexican States)
•	Ley Minera (Mining Law) and regulations thereunder
•	Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Protection of the Environment) and regulations thereunder
•	Ley General de Desarrollo Forestal Sustentable (General Law on Sustainable Forest Development) and regulations thereunder
•	Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste) and regulations thereunder
•	Ley General de Vida Silvestre (General Law of Wildlife)
•	Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Responsibility)
•	Ley de Aguas Nacionales (Law on National Waters) and regulations thereunder
•	Ley Federal de Derechos (en materia de agua) (Federal Law of Rights (on water))

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As a complement to this legislation are the Official Mexican Standards for the environmental sector that establish the characteristics and specifications, criteria and procedures that allow protecting and promoting the improvement of the environment and ecosystems, as well as the preservation of natural resources.

The Norms for the mining operation are the following:

•	NOM-001-SEMARNAT-1996, Wastewater discharge into national waters and national lands.NOM-002-SEMARNAT-1996, Wastewater discharge into the sewer system
•	NOM-003-CONAGUA-1996, Water extraction wells construction
•	NOM-052-SEMARNAT-2005, Identification, classification and lists of hazardous waste
•	NOM-120-SEMARNAT-2011,
•	NOM-141-SEMARNAT-2003, Project, construction, operation and post-operation of tailings dam
•	NOM-157-SEMARNAT-2009, Mine waste management plans
•	NOM-161-SEMARNAT-2011, Special handling waste and their management plans
•	Norma Técnica Ambiental NTA-IEG-003/2001, Non-hazardous industrial waste management

Note: There are other Mexican Official Standards that are used in a complementary manner.

20.2	Environmental Studies & Permits

According to the stages of the process, the main environmental studies and permits required are described in the following Items of this TR.

20.2.1	Exploration

To start the exploration work, a company may be required to complete necessary studies in accordance with the Secretary of Environment and Natural Resources (SEMARNAT) such as an Environmental Impact Assessment and sometimes a Change in the use of land authorization.

•	Environmental Impact Evaluation. This can be carried out in two ways, depending on the conditions of the project.
•	Environmental Impact Assessment (Manifestacion de Impacto Ambiental MIA). This document outlines real and potential environmental impact any work or activity could generate and outlines the mitigation strategy for such impact. This is a complete report based in a series of extensive studies and surveys.
•	Preventive Report (Informe Preventivo IP). This document is required if a project operates under the assumptions outlined in Norm NOM-120-SEMARNAT-2011 Standard, that establishes environmental protection specifications for direct mining exploration activities in agricultural, livestock or inactive agricultural areas and in areas with dry and temperate climates where vegetation of xerophilous scrub, deciduous forest, coniferous or oak forests.
•	Change in the use of land in forest lands: When the total or partial removal of vegetation from forest lands is intended to be used for non-forestry activities and its volume exceeds the parameters established in NOM 120-SEMARNAT-2011 Standard, a Technical Justification Study (Estudio Tecnico Justificativo ETJ) must be presented for the change of land use official modification.

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20.2.2	Mining & Mineral Processing

Due to the complexity related to this stage of the process and the diversity of possible environmental impacts, there are several licenses and permits required as follows:

•	Environmental Impact Evaluation: As for the exploration stage, both the mining and processing of minerals (including underground development and complementary facilities) require regulatory instruments that regulate the environmental impacts of the project described on the MIA and, where appropriate, the need of modifying lands with forest vocation to convert them for industrial use based on the ETJ).
•	Generation of mining-metallurgical waste: The adequate management of this waste will be determined by the NOM-157-SEMARNAT-2009 Standard, which establishes the elements and procedures for implementing mine waste management plans. In addition to the above, particularly in relation to tailings, the provisions of Standard NOM-141-SEMARNAT-2003, which establishes the procedure to characterize tailings, as well as the specifications and criteria for the characterization and preparation of tailings ponds sites, construction, operation and post-operation of tailings dams.
•	Emissions to the atmosphere: To regulate these emissions, a company must have an Environmental License Licencia Ambiental Unica (LAU), authorization based on the regulation for the operation and the operation of fixed sources under federal jurisdiction. The Ministry of Environment and Natural Resources (SEMARNAT) establishes the mechanisms and procedures to obtain such a license, as well as an update of information on polluting emissions through an Annual Operation Certificate (Cedula de Operacion Anual COA).
•	Use or use of water: For the use of waters other than those from mining, a Concession Certificate must be processed before the CONAGUA. The discharge of the wastewater will be done in compliance with Standard NOM-001-SEMARNAT-1996 if it is discharged into national waters and / or, according to Standard NOM-001-SEMARNAT-1996 when it is discharged into the municipal sewer system municipal.

The main permits currently in place for the GMC are listed in Table 20.1.

Complementary to some of the permits listed above a series of monitoring activities have been established for the GMC to monitor and control possible environmental impacts related to GMC activities. These monitoring activities are list in Table 20.2.

Table 20.1: Summary of permits in place for the GMC

Authority	Permit	File Number / Authorization Number
SEMARNAT	IP MINING EXPLORATION IN SAN IGNACIO PHASE IX	GTO.131.1.1/0675/2017
	IP MINING EXPLORATION IN SAN IGNACIO PHASE X	GTO.131.1.1/0883/2017
	MIA OF THE TAILINGS DAM No.9	GTO.131.1.2/0079/2013
	ETJ OF THE TAILINGS DAM No. 9	GTO.131.1.1/0658/2015
	MIA OF THE TAILINGS DAM No.9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	ETJ OF THE TAILINGS DAM No. 9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	MIA OFSAN IGNACIO MINE	GTO.131.1.1/0566/2013.
	ETJ OF SAN IGNACIO MINE	GTO.131.1.2/317/2013.
	MIA OF EL HORCON PROJECT	SGPARN.014.02.01.01.1031/15
	NOTIFICATION OF TEMPORARY SUSPENSION OF EL HORCON PROJECT	MMR/AMB001/2016
	ETJ OF EL HORCON PROJECT	SGPARN.014.02.01.01.1015/17
	REGISTRATION AS A GENERATOR OF HAZARDOUS WASTE	MMRSP1101511
	HAZARDOUS WASTE MANAGEMENT PLAN	11-PMM-1-0042-2010
	MINIG WASTE MANAGEMENT PLAN	IN PROCESS
	ENVIRONMENTAL LICENSE	LAU-11-47/01501/06
	ANNUAL OPERATION CERTIFICATE COA 2016	11/COW/0236/06/17
	PERMISSION FOR OPEN AIR COMBUSTION	GTO 13.1.1/0055/2017
IEEG	REGISTRATION AS A GENERATOR OF SPECIAL HANDLING WASTE	GUA-GRME-221/2011
	SPECIAL HANDLING WASTE MANAGEMENT PLAN	PM-000200/2017

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Authority	Permit	File Number / Authorization Number
CONAGUA	CHANGE OF OWNERSHIP (MINERA MEXICANA EL ROSARIO)	08GUA107052/12FMDL11
	PERMIT FOR OCCUPATION OF FEDERAL ZONE AND HYDRAULIC INFRASTRUCTURE INTALATION - TAILINGS DAM No.9	SUBMITTED TO CONAGUA
	WASTEWATER DISCHARGES IN SAN IGNACIO MINE	SUBMITTED TO CONAGUA
PROFEPA	REJOINING TO THE VOLUNTARY ENVIRONMENTAL AUDIT	8380
MUNICIPALITY	ORE PROCESSING PLANT (HACIENDA DE BUSTOS) LAND USE LICENSE	DPUPA/2763/2017
	TAILINGS DAM LAND USE LICENSE	DPUPA/3155/2016
	SAN IGNACIO´S MINE LAND USE LICENSE	DPUPA/3154/2016
	RAYAS´S MINE LAND USE LICENSE	DPUPA/3401/2016
	SAN VICENTE´S MINE LAND USE LICENSE	DPUPA/3402/2016
	CATA´S MINE LAND USE LICENSE	DPUPA/2892/2017
	ENCARNACION´S MINE LAND USE LICENSE	DPUPA/2896/2017; DPUPA/2996/2017
	VALENCIANA MINE´S LAND USE LICENSE	DPUPA/1441/2016

Table 20.2: Monitoring activities in place at the GMC

Category	Monitoring	Legal requirement	Frequency
Waste	Tailings monitoring	NOM-141-SEMARNAT-2003 NOM-147-SEMARNAT/SSA1-2004	Annual
	Waste rock monitoring	NOM-157-SEMARNAT-2009	Annual
	PCB´S monitoring	NOM-133-SEMARNAT-2015	Annual
Air (atmospheric emissions)	Perimeter Powder PM 10 and PM 2.5	NOM-025-SSA1-2014	Biannual
	Perimeter Powder (total suspended particles)	NOM-035-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead and total suspended particles)	NOM-043-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead, carbon monoxide, nitric acid and hydrochloric acid)	NOM-043-SEMARNAT-1994 NOM-085-SEMARNAT-2011	Biannual
Noise	Perimeter Noise	NOM-081-SEMARNAT-1994	Annual
Water	Water quality analysis	NOM-001-SEMARNAT-1996	Biannual
	Water quality analysis	NOM-001-SEMARNAT-1996	Quarterly
	Groundwater quality analysis	NOM-001-SEMARNAT-1996	Annual
20.2.3	Mine Closure

Although the closure of the mine is one of the last stages of the mining cycle, from the beginning of the operation it is required that a Site Restoration and Abandonment Program (Programa de Restauración y Abandono del Sitio) is prepared in compliance with the provisions of the Environmental Impact Assessment (MIA), and a Technical Justification Study (ETJ) and / or in Standard NOM-141-SEMARNAT-2003, as the case may be. For the San Ignacio Mine, closure costs are associated with mining infrastructure and the waste stockpile, plus 10 years of site and environmental monitoring, and total US$516,968 (estimate as of December 31, 2019).

20.3	Social & Community Factors

Great Panther’s community relations team at the GMC implements extensive stakeholder engagement and social investment programs focused in three main areas: socio-economic development, public health and safety, and natural and cultural heritage.  The Company owns the surface rights on the Property that provide adequate access to the mining operations, waste storage areas, and other facilities.

Great Panther, through its Sustainability Policy, has committed to conduct its business activities responsibly and to continually improve standards of social performance striving to make positive impacts in the communities surrounding its operations.

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21.0	Capital and Operating Costs

Capital and operating budgets are prepared each year for the Guanajuato Mine Complex by the mine staff. These budgets are continuously reviewed against production to ensure profitability. For the purposes of the current Mineral Resource Estimates the cut-offs are applied based on the planned full cost per tonne as provided by the mine operations (variable & fixed costs including mine costs, plant costs and administration costs). For San Ignacio Mine the planned full cost estimate is US$100 per tonne accounting for mine cost, plant cost and administration costs of US$59, US$16 and US$25 respectively.

The San Ignacio Mine, as all of GMC, is operated under the supervision of GMC management personnel. GMC contractors carry out all mine maintenance, mining, and security. Manpower, staff and Contractors at San Ignacio site are shared between the Guanajuato and San Ignacio sites. At the end of July 2019, there were 118 administrative and management personnel and 509 contractors at the sites.

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22.0	Economic Analysis

This section has been excluded, as per securities regulations, since the GMC is in operation and Great Panther Mining Limited is considered producing issuer.

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23.0	Adjacent Properties

Mining in the Guanajuato district has been ongoing, but somewhat dis-continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and the Company’s holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (see Figure 4.2).

Endeavour operates the Bolañitos Mine concentrator approximately 3km north of the San Ignacio shaft which had 2018 through-put of 1,203tpd. Part of Endeavour’s mining at the Bolañitos Mine is also development and mining from the Lucero Adit located approximately 200m east of the north-east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour Silver Corp. news release, January 10, 2019).

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24.0	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0	Interpretation and Conclusions
•	The drill sampling and logging employed by Great Panther are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.
•	The channel samples are lower in quality than the drill samples owing to the method used to collect them.
•	The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the Guanajuato Mine site laboratory, operated by SGS until the end of December 2018 and in-house afterward, is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.
•	The database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.
•	The area in which the San Ignacio Mine is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional mineral resources.
•	The San Ignacio property is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.
•	Some of the La Luz zone structures cross the San Ignacio property and consists of numerous mineralized fractures in a northwesterly-trending orientation, which extend for a known strike of approximately 8 km. Historically productive veins on the property include Veta Melladito, and Veta Plateros. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Melladito South, Purisima, and Purisima BO. Mineralization is contained within tabular veins, vein stockwork, and breccias. The eleven veins have geological continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip.
•	The drilling of 437 diamond drill holes on the San Ignacio property delineated eleven mineralized epithermal veins with the primary economic minerals of silver and gold. The mineralization is open in several directions, most notably to the south and in parallel structures.
•	Presently the Company is exploiting the Intermediate, Nombre de Dios, and Melladito zones, where from inception in 2013, a total of 874,089 tonnes has been mined (to end of July 2019) grading 117g/t silver and 2.82g/t gold.
•	The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 386,417 tonnes above a US$100 NSR cut-off, at an average grade of 159g/t silver and 3.03g/t gold, for a total of 4,980,737 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 314,863 tonnes at an average grade of 156g/t silver and 3.06g/t gold, for a total of 4,053,537 Ag eq oz and Indicated Mineral Resources of 71,554 tonnes at an average grade of 173g/t silver and 2.87g/t gold, for a total of 927,201 Ag eq oz. In addition, estimated Inferred Mineral Resources are 501,870 tonnes at an average grade of 149g/t silver and 2.69g/t gold, for 5,877,391 Ag eq oz.
•	For Measured and Indicated Resources, there is a 56% decrease in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 6% increase in contained Ag eq oz from the previous year's estimate. This decrease in resources is due to mining depletion, a shift in cut-off from US$71/tonne (marginal cost) to US$100/tonne (full cost), and narrower wireframes diminishing tonnes. An increase in Inferred resource is due to the addition of the zones in the old San Pedro shaft area, namely the Melladito South, Purisima, and Purisima BO veins.

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•	There is potential to extend the known San Ignacio mineralization along strike and a concerted effort is underway to expand the resources and in-fill drill to better classify resources.

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26.0	Recommendations

Recommendations are that Great Panther continues mining operations at the San Ignacio Mine.

For 2019-2020 recommendations also include a concerted effort focused on detail in-fill drilling the Melladito South, Purisima, and Nombre de Dios veins is essential and as such an underground drill program of 3,500 metres is recommended. Surface drilling for 2020 is budgeted at 2,500 metres and will focus on detailing areas south of present mining along the Melladito and Purisima vein structures in the San Pedro and Mexiamora areas, and on targeting exploration targets along the Purisima vein system and parallel structures. At $120 cost per month/meter, the estimated budget for this program is US$754,000.

Table 26.1: Estimated 2020 budget breakdown

Project	Type	Months/Meters	Cost per month/meter	Cost
			US$	US$
	Compilation, Sundry, Planning	17	$2,000	$34,000
San Ignacio	Underground Drilling	3500	$120	$420,000
	Surface Drilling	2500	$120	$300,000
Total		6,000		$754,000

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27.0	References

Baker D., 2011, Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2007, continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, R.F., 2017, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects, as of August 31, 2016, dated February 20, 2017: 221pp + figures.

Brown, R.F., 2016, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2015, dated February 25, 2016 and Amended October 27, 2016: 217pp + figures.

Brown, R.F., 2015, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated February 25, 2015: 207pp + figures.

Brown, R.F., 2014, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated August 16, 2014: 213pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012, (June 26, 2012). Un-published internal Great Panther report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.

CIM. 2003. Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 55 p.

CIM. 2000. Exploration Best Practices Guidelines. 3 p.

Endeavour Silver Corp. (2017). Endeavour Silver Produces 5.4 Million oz Silver and 57,375 oz Gold in 2016. Retrieved from http://edrsilver.com/news/2017/index.php?content_id=576 (January 10, 2017).

Endeavour Silver Corp. (2019). Endeavour Silver Produces 5.5 Million oz Silver and 52,967 oz Gold for 9.5 Million oz Silver Equivalents in 2018. Retrieved https://www.edrsilver.com/English/news/default.aspx#2019#Endeavour-Silver-Produces-55-Million-oz-Silver-and-52967-oz-Gold-for95-Million-oz-Silver-Equivalents-in-2018 (January 10, 2019).

Great Panther Silver Limited Annual Reports for 2006 to 2016, inclusive. Great Panther Corporate Presentation July 2014 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2016.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Great Panther Silver Limited. (2017). Great Panther Silver Completes Acquisition of Coricancha Polymetallic Mine in Peru. Retrieved from http://www.greatpanther.com; July 3, 2017.

Great Panther Silver Limited. (2018). Great Panther Silver Reports Fourth Quarter and Annual 2017 Production Results and Provides 2018 Outlook. Retrieved from http://www.greatpanther.com; January 11, 2018.

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NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

Guanajuato Municipality Population, (2015). Retrieved from http://citypopulation.info/php/mexico-admin.php?adm2id=11015 (January 5, 2018).

Historical climate data for Guanajuato City, (2018). Retrieved from http://www.weatherbase.com/weather/weather.php3?s=765770&cityname=Guanajuato-Guanajuato-Mexico (January 5, 2018).

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

Moncada, D., Mutchler, S., Nieto, A., Reynolds, T.J., Rimstidt, J.D., Bodnar, R.J., 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag-Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20-35.

Randall, R.J.A., Saldana, E., Clark, K.F., 1994. Exploration in a Volcano-Plutonic centre at Guanajuato, Mexico. Econ. Geol. 89, 1722-1751.

Rennie, D.W., Bergen, R.D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42, 1: 50,000 regional geology map.

Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

Sinclair, A.J., Blackwell, G.H., Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Stewart, M., 2006, 2006 report on surface mapping - lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Waldegger, M.F., and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014. Prepared for Great Panther Silver Limited by MFW Geoscience Inc. and Brown, R., of Great Panther Silver Limited. 63pp + figures.

Wardrop Engineering., 2009, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

Wunder, M.C., 2018, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico, dated February 28, 2018: 191pp + figures.

References	89 | Page

NI 43-101 Technical Report | March 17, 2020 San Ignacio Mine

27.1	Other Relevant Documents

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico for Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533-011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Servicio Geologico Mexicano, 1997. Carta Geologico-Minera, Guanajuato F14-7, 1: 250,000 regional geology map.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

References	90 | Page